                                                   Filed pursuant to
                                                   Rule 424(b)(1)
                                                   Registration No. 333-31428

PROSPECTUS
-----------------

                                3,750,000 SHARES

                           [REMEC LOGO]

                                  COMMON STOCK
                           -------------------------
     Of the 3,750,000 shares of common stock offered, we are offering 3,500,000 shares and one selling shareholder is offering 250,000 shares. We will not receive any of the proceeds from the shares sold by the selling shareholder.

     Our common stock is traded on the Nasdaq National Market under the symbol "REMC." On March 20, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $41.00 per share.
                           -------------------------
     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 4.
                           -------------------------

---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
                                                              PER
                                                             SHARE            TOTAL
---------------------------------------------------------------------------------------
Public Offering Price......................................  $40.00        $150,000,000
Underwriting Discount......................................  $ 1.95        $  7,312,500
Proceeds, before expenses, to REMEC........................  $38.05        $133,175,000
Proceeds to Selling Shareholder............................  $38.05        $  9,512,500
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

     The underwriters may also purchase up to an additional 562,500 shares from the additional selling shareholders identified in this prospectus at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments. If the over-allotment option is exercised, we will not receive any of the proceeds from the shares sold by the selling shareholders.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.
                           -------------------------

NEEDHAM & COMPANY, INC.
                CIBC WORLD MARKETS
                                DAIN RAUSCHER WESSELS
                                              A.G. EDWARDS & SONS, INC.
                 The date of this prospectus is March 21, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Forward-Looking Statements..................................   14
Use of Proceeds.............................................   14
Price Range of Common Stock.................................   15
Capitalization..............................................   16
Selected Consolidated Financial Data........................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   22
Management..................................................   34
Principal and Selling Shareholders..........................   38
Underwriting................................................   40
Legal Matters...............................................   42
Experts.....................................................   42
Where You Can Find More Information.........................   42

                            ------------------------

     In this prospectus, "REMEC," "we," "us" and "our" refer to REMEC, Inc. and our subsidiaries, on a consolidated basis. "REMEC," "REMEC Microwave," "REMEC Wireless," "Humphrey," "REMEC Magnum," "REMEC Veritek," "REMEC CSH," "REMEC Q-bit," "REMEC Canada," "REMEC Nanowave," "REMEC WACOM," "REMEC Europe" and "Airtech" are trademarks of REMEC. All other trademarks appearing in this prospectus are the property of their respective owners.

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     UNTIL APRIL 15, 2000, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and the other information, financial statements and notes thereto appearing elsewhere in this prospectus. Except as otherwise indicated, the information in this prospectus assumes the underwriters do not exercise their over-allotment option and assumes any outstanding options to purchase shares of common stock have not been exercised.

                                     REMEC

     We are a leading designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks. Our products are designed to improve the capacity, efficiency, quality and reliability of wireless communications infrastructure equipment. We also develop and manufacture highly sophisticated wireless communications equipment used in the defense industry, including communications equipment integrated into tactical aircraft, satellites, missile systems and smart weapons.

     We manufacture products that operate at the full range of frequencies currently used in the transmission of wireless communications traffic, including at radio frequencies, or RF, microwave frequencies and millimeter wave frequencies. By offering products that cover the entire frequency spectrum for wireless communications, we are able to address opportunities in the worldwide mobile wireless communications market as well as the global fixed access broadband wireless market.

     In the mobile wireless communications market, we design and produce subsystems used in base stations for analog cellular and digital cellular systems, including personal communications systems, or PCS, and emerging third generation, or 3G, networks. In the fixed access broadband market, we develop and manufacture products for point-to-point, point-to-multipoint and satellite-to-multipoint systems. Our point-to-multipoint products are designed to be integrated into various broadband distribution systems, including local multipoint distribution systems, or LMDS, and multichannel multipoint distribution systems, or MMDS. Fixed access broadband wireless systems can complement or provide cost effective alternatives to copper wire, cable and fiber optic-based communications networks.

     Demand for wireless infrastructure equipment is increasing due to a number of factors, including the deregulation of the telecommunications industry, advances in wireless communications technology and business and residential demand for wireless services such as digital cellular, Internet access, two-way paging and specialized mobile radio services. With industry estimates of 975 million cellular/ PCS subscribers worldwide by 2003 and 502 million Internet users worldwide by 2003, we anticipate that there will be strong demand for services by communications networks with the capacity to provide high speed Internet access for mobile wireless products. In addition to mobile applications, Internet use and corporate data applications are also expected to increase the demand for fixed access broadband wireless networks.

     We market our wireless products primarily to original equipment manufacturers, or OEMs, such as Motorola, Inc., Digital Microwave Corporation, Nokia Corp., Alcatel Network Systems, P-COM, Inc., STM Wireless, Inc., Lucent Technologies Inc., Nortel Networks Corporation and SpectraPoint Wireless LLC. By outsourcing subsystems to us, OEMs are able to accelerate their time to market in a cost effective manner and to leverage their core competencies of full system design and integration.

     We have augmented our existing technology base by acquiring specialized technology companies that complement our product offerings and market strategies. Over the last three years, we acquired eight companies, including our most recent acquisition in April 1999 of Airtech plc, a United Kingdom-based manufacturer of mobile wireless products with sales offices in Malaysia and China. In acquiring Airtech, we were able to establish operations from which we can more directly address the European and Asian wireless infrastructure markets.

     Our objective is to build on the strength of our core technological competencies to be the supplier of choice of OEMs in the wireless infrastructure equipment industry and prime contractors in the defense electronics industry. Our strategy to accomplish this objective is to:

     - leverage our technology leadership;

     - continue to develop strong strategic alliances with customers;

     - supply integrated microwave subsystems to OEMs' worldwide operations and expand our international presence;

     - supply niche products directly to network service providers;

     - enhance our high volume manufacturing capability; and

     - pursue strategic acquisitions.

     Our principal executive offices are located at 9404 Chesapeake Drive, San Diego, California 92123, and our telephone number is (858) 560-1301. Our website address is http://www.remec.com. The information on our website is not incorporated by reference into this prospectus.

                                  THE OFFERING

Common stock offered by REMEC..............................  3,500,000 shares
Common stock offered by the selling shareholder............  250,000 shares
Common stock to be outstanding after the offering..........  28,930,458 shares
Use of proceeds............................................  Working capital for expansion of production capacity, marketing
                                                             activities and research and development
                                                             and for other general corporate
                                                             purposes.
Nasdaq National Market symbol..............................  REMC

     The number of shares offered by the selling shareholder does not include shares to be sold by other selling shareholders if the underwriters' over-allotment option is exercised. The number of shares to be outstanding immediately after this offering is based on the number of shares outstanding as of January 31, 2000. This number does not include 3,036,409 shares of common stock issuable upon the exercise of outstanding options at a weighted average price of $15.40 per share, of which options to purchase 1,152,230 shares are currently exercisable.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   FISCAL YEARS ENDED JANUARY 31,
                                                         ---------------------------------------------------
                                                          1996       1997       1998       1999       2000
                                                         -------   --------   --------   --------   --------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales..............................................  $97,700   $131,643   $191,008   $179,215   $189,189
Gross profit...........................................   28,924     36,284     58,659     41,772     45,609
Income (loss) from operations..........................    6,058      6,622     18,493     (5,966)    (9,704)
Income (loss) applicable to common stock...............    3,224      2,729     14,754     (4,831)    (6,675)
Earnings (loss) per common share:
  Basic................................................  $  0.23   $   0.15   $   0.65   $  (0.20)  $  (0.27)
  Diluted..............................................  $  0.23   $   0.15   $   0.64   $  (0.20)  $  (0.27)
Shares used in per share calculations:
  Basic................................................   13,819     17,633     22,535     24,722     25,147
  Diluted..............................................   13,936     17,944     23,228     24,722     25,147

                                                                 AT JANUARY 31, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 34,836      $167,611
Working capital.............................................     95,610       228,385
Total assets................................................    223,929       356,704
Long-term debt..............................................      5,049         5,049
Total shareholders' equity..................................    187,892       320,667

     Statements of operations data and balance sheet data set forth in the table above include data of: Airtech plc acquired in April 1999; Q-bit Corporation acquired in October 1997; C&S Hybrid, Inc. acquired in June 1997; Radian Technology, Inc. acquired in February 1997; and Magnum Microwave Corporation acquired in August 1996. These acquisitions were accounted for as pooling of interests. In addition, we acquired Wacom Products, Inc. in March 1999, Smartwaves International in February 1999, Nanowave Technologies Inc. in October 1997 and Verified Technical Corporation in March 1997, each of which was accounted for as a purchase.

     In the statements of operations data listed in the table above, we have presented income or loss applicable to common stock to account for dividends on preferred stock. Prior to completion of our initial public offering in 1996, we had accrued dividends on outstanding preferred stock of $80,000 which were paid upon completion of our initial public offering. Prior to completion of Airtech's initial public offering in 1997 and our acquisition of Airtech, Airtech had accrued dividends on outstanding preferred stock of $128,000, which were paid when Airtech completed its initial public offering.

     The balance sheet data under the as adjusted column at January 31, 2000 set forth in the table above reflects the sale by us of 3,500,000 shares of our common stock in this offering at an offering price of $40.00 per share.

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment decision in our common stock. The risks described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business operations. Our business, operating results or financial condition could be materially adversely affected by, and the trading price of our common stock could decline due to, any of these risks, and you may lose all or part of your investment. You should refer to the other information included in this prospectus and the other information, our financial statements and the related notes incorporated by reference into this prospectus before you decide to purchase shares of our common stock.

     This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described below and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

OUR EFFORTS TO EXPAND OUR COMMERCIAL BUSINESS MAY CAUSE OUR REVENUE TO FLUCTUATE

     Historically, our business focused almost exclusively on making wireless communications and other tactical weapon system products for the U.S. defense industry. In recent years, we have increased our business in the commercial wireless communications market. We believe that our future growth depends on our continued success in the commercial market. The commercial market for our products could fail to grow or could grow more slowly than anticipated.

     Some segments of the commercial markets in which we sell products have only recently begun to develop. For example, the point-to-multipoint wireless communications equipment market has just begun to emerge in the last year. Because these segments are relatively new, it is difficult to predict the rate at which these segments will grow, if at all. Existing or potential applications for our products may fail to develop or may erode for many different reasons. These reasons include, but are not limited to:

     - insufficient economic growth to support expensive infrastructure equipment;

     - insufficient consumer demand for wireless products or services because of pricing or otherwise; and

     - real or perceived security risks associated with wireless communications, such as privacy of data and eavesdropping.

COMPETITION IN THE COMMUNICATIONS INDUSTRY MAY INCREASE THE TECHNOLOGICAL OBSOLESCENCE OF OUR PRODUCTS AND REDUCE OUR PRODUCT PRICES, MARGINS AND REVENUES

     The markets for our communications products are extremely competitive and are characterized by rapid technological change. Specifically, new products are generally developed quickly and industry standards are constantly evolving. Thus, our products can become obsolete over a short period of time. In addition, price competition is intense and the market prices and margins of products frequently decline after competitors begin making similar products. We believe that to remain competitive in the future we will need to invest significant financial resources in research and development.

     Some of our current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than we have. They also may have greater name recognition and market acceptance of their products and technologies. Our competitors, or the competitors of our customers, may develop new technologies, enhancements to existing products or new products that offer superior price or performance features. These new products or technologies could render obsolete our products or the systems of our customers into which our products are integrated.

CUSTOMER ORDER ESTIMATES MAY NOT NECESSARILY INDICATE FUTURE SALES

     Some of our customers have provided us with estimates of their requirements for our products over a period of time. We make a number of management decisions based on these customer estimates, including our purchase of materials, hiring of personnel and other matters that may increase our production capabilities and costs. If a customer reduces its orders from prior estimates after we have increased our production capabilities and costs, this reduction may decrease our revenue and we may not be able to reduce our costs to account for this reduction in customer orders.

WE MAY ENCOUNTER DIFFICULTIES IN EFFECTIVELY INTEGRATING ACQUIRED BUSINESSES

     As part of our business strategy, we intend to augment our technology base by acquiring specialized technology firms. Over the last several years we have acquired a number of companies and have had some difficulties integrating those companies into our business. These and any future acquisitions we make will be accompanied by the risks commonly encountered in acquisitions of companies which include, among other things:

     - potential exposure to unknown liabilities of acquired companies;

     - higher than anticipated acquisition costs and expenses;

     - difficulty and expense of assimilating the operations and personnel of the companies, especially if the acquired operations are geographically distant;

     - potential disruption of our ongoing business and diversion of management time and attention;

     - failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

     - difficulties in adopting and maintaining uniform standards, controls, procedures and policies;

     - loss of key employees and customers as a result of changes in management; and

     - possible dilution to our shareholders.

     We may not be successful in overcoming these risks or any other problems encountered in connection with any of our acquisitions.

OUR STRATEGIC ACQUISITIONS MAY ADVERSELY AFFECT OUR PROFITABILITY

     We may make a strategic acquisition knowing that the transaction may adversely affect our short-term profitability. A company that is an acquisition candidate may be experiencing operating losses. We may believe that the strategic opportunity of acquiring such a company outweighs the operating losses the candidate is experiencing and that we expect to experience before being able to return the acquisition candidate to profitability. The completion of such an acquisition in the future would negatively affect our profitability and may cause a decline in our stock price.

WE MAY NOT BE SUCCESSFUL IN ESTABLISHING THE MANUFACTURING CAPACITY NECESSARY TO MEET ANTICIPATED GROWTH OF OUR COMMERCIAL BUSINESS

     The commercial wireless business generally requires the ability to produce a high volume of products in a short time relative to products that we produce for the defense electronics industry. As a result of expected growth in our commercial wireless business, we are significantly increasing our manufacturing capacity. Higher volume manufacturing generally requires greater automation in order to be cost effective. We may not be able to automate sufficiently in order to fulfill high volume production orders in a cost effective manner. If we can not successfully manufacture our products in the future at volumes, yields or cost levels necessary to meet our customers' needs, we may lose customers and our sales will suffer. In addition, we can give no assurance that we will obtain a sufficient amount of high volume orders to absorb the capital costs incurred in increasing our automation.

     In 1997, we acquired a manufacturing facility in Costa Rica through the acquisition of Q-bit. The Costa Rica facility currently manufactures a wide range of our microwave and RF products, and we intend to expand the number and increase the volume of products manufactured in Costa Rica. There are several risks inherent in the transfer of the manufacturing process from one facility to another, including unexpected costs and risks related to technology transfer and the ramp-up process in the new facility. Our failure to successfully transition manufacturing to our Costa Rican facility in a cost effective manner may result in increased product costs or delays.

OUR PRODUCTS MAY CONTAIN UNDETECTED OR UNRESOLVED DEFECTS WHEN SOLD OR MAY NOT MEET OUR CUSTOMERS' PERFORMANCE CRITERIA

     Our standard product warranties run between 12 months and three years. If our products fail to perform as warranted and we do not resolve product quality or performance issues in a timely manner, we may lose sales or be forced to pay resulting damages. There is a risk that for unforeseen reasons we may be required to repair or replace a substantial number of products in use or to reimburse customers for products that fail to work or meet strict performance criteria. In addition, because our products are sold and marketed in different countries, our products must function in and meet the requirements of many different communications environments and be compatible with various communications systems and products. Any failure on our part to meet the requirements of our customers' performance requirements could have a negative impact on our sales.

     Further, there is a risk that our customers may uncover latent design defects in our products which were not apparent at the time the product was sold. This type of defect may be discovered after the warranty period has expired. A performance failure due to a design defect may cause loss of customers, damage to our reputation for delivering high quality products, delay in or loss of market acceptance, additional warranty expense or product recall.

OUR EXPANSION OF PRODUCT LINES AND CUSTOMER BASE COULD CAUSE PROBLEMS IN OUR MANAGEMENT OF GROWTH

     Our business has grown in size and complexity, and we have significantly expanded our product lines and customer base. This growth and expansion has placed significant demands on our management and operations, and we expect that these demands will continue. Our ability to compete effectively and to manage future growth will depend on our ability to implement and improve operating and financial systems on a timely basis. We may not be able to manage our future growth effectively.

OUR PRODUCTION SCHEDULES AND MANUFACTURING PROCESSES MAY CAUSE FLUCTUATIONS IN QUARTERLY RESULTS

     Our quarterly results have varied significantly in the past and are likely to continue to vary significantly, due to a number of factors, including the following:

     - timing, cancellation or rescheduling of customer estimates for product, customer orders and shipments;

     - pricing and mix of products sold;

     - introduction of new products;

     - our ability to obtain components and subassemblies from contract manufacturers and suppliers; and

     - variations in manufacturing efficiencies.

Any one of these factors could substantially affect our results of operations for any particular fiscal quarter.

OUR DEPENDENCE ON A SMALL NUMBER OF CUSTOMERS COULD RESULT IN A DECREASE IN OUR REVENUES

     We derive significant revenues from a limited group of customers. For the fiscal year ended January 31, 2000, our top ten customers comprised approximately 60% of revenues, with no customer accounting for more than 10% of total fiscal 2000 revenues other than the combined sales to Motorola, Inc. and General Instrument which Motorola acquired in January 2000. The combined sales to Motorola and General Instrument in fiscal 2000 accounted for 15.6% of fiscal 2000 revenues. In addition, in December 1999, we entered into a strategic supply agreement with SpectraPoint Wireless LLC which we anticipate will provide a significant portion of our revenues in the near future. We anticipate that we will continue to derive significant revenues from sales to a relatively small group of customers. If any of these customers cancels, reduces or delays orders or product estimates given to us or shipments on account of their manufacturing or supply difficulties, financial difficulties or reduction in demand for their systems and products or otherwise, our revenues would be significantly reduced.

WE DEPEND ON COMMERCIAL OEMS AND DEFENSE PRIME CONTRACTORS TO OUTSOURCE PRODUCTS WE PRODUCE AND WE ARE VULNERABLE IF THEY SHIFT TOWARDS RELYING EXCLUSIVELY ON THEIR OWN IN-HOUSE CAPABILITIES

     Currently, our primary competitors are the captive manufacturing operations of our commercial customers that are large wireless infrastructure OEMs and defense prime contractors. We believe that our future success depends largely upon the extent to which the OEMs and defense prime contractors elect to purchase integrated components and subsystems from outside sources such as us. OEMs and defense prime contractors could develop greater internal capabilities and manufacture these products exclusively in-house, rather than outsourcing them, which would have a negative impact on our sales.

INTENSE COMPETITION AMONG TECHNOLOGY COMPANIES FOR EXPERIENCED ENGINEERS AND OTHER PERSONNEL MAY AFFECT OUR ABILITY TO SUSTAIN OUR GROWTH EXPECTATIONS

     We depend on attracting and retaining competent personnel in all areas of our business, including management, engineering, manufacturing, quality assurance, marketing and support. In particular, our development efforts depend on hiring and retaining qualified engineers. We believe that engineers, including highly skilled microwave engineers with the skills necessary to develop products for wireless communications are in high demand. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. If we are unable to hire a sufficient number of engineering personnel, we may be unable to support the growth of our business, and as a result, our sales may suffer.

CUSTOMER PRESSURE TO REDUCE PRICES AND LONG-TERM SUPPLY ARRANGEMENTS MAY CAUSE REDUCTIONS IN REVENUES OR PROFIT MARGINS

     Many of our customers are under pressure to reduce price, and, therefore, we expect to continue to experience pressure from our customers to reduce the prices of our products. Our customers frequently negotiate supply arrangements with us well in advance of delivery dates, requiring us to commit to price reductions before we can determine whether we can achieve the product's assumed cost reductions. To offset declining average sales prices, we believe that we must reduce our manufacturing costs and obtain higher volume orders for products. If we are unable to offset declining average selling prices, our gross profit margins will decline.

THE FAILURE OF OUR CUSTOMERS TO SELL WIRELESS COMMUNICATIONS NETWORK SOLUTIONS THAT INCLUDE OUR SUBSYSTEMS AND INTEGRATED COMPONENTS WOULD HARM OUR SALES

     In general, our integrated components and subsystems must be custom designed for use in our customers' products. As a result, we sell our products to a relatively small group of customers, and our products must be specifically engineered for each customer. While we select our customers based on our assessment of their ability to succeed in the marketplace, we can not be sure of their success. If our customers are not successful, the length of time required to reengineer our product for another customer may delay our sales or prohibit us from getting our products to the marketplace in a timely manner or at all.

OUR EXCLUSIVE ARRANGEMENTS WITH SOME CUSTOMERS MAY LIMIT OUR PURSUIT OF MARKET OPPORTUNITIES AND MAY RESULT IN LOSS OF REVENUES

     We have granted some of our customers exclusivity on specific products, which means that we are only permitted to sell those specially engineered products to them. We expect that in some cases our existing customers and new customers may require us to give them exclusivity on new products that we make for them. By entering into exclusive arrangements, we may forego opportunities to supply these products to other companies. In addition, if we enter into exclusive relationships with customers who prove to be unsuccessful, our revenues will be negatively affected. We may not be able to establish business relationships with, or negotiate acceptable arrangements with, significant customers in the future. Also, our current or future arrangements with significant customers may not continue or be successful.

OUR DEPENDENCE ON SUPPLIERS AND CONTRACT MANUFACTURERS MAY DECREASE OUR TIMELINESS OF PRODUCT DELIVERY TO CUSTOMERS WHICH MAY RESULT IN LOST REVENUES

     We rely on contract manufacturers and suppliers, in some cases sole suppliers or limited groups of suppliers, to provide us with services and materials necessary for the manufacture of our products. As a result of a worldwide demand for and shortage of components, some suppliers have begun to limit the number of components that we may purchase. These components include chip components and other products necessary for the production of our products. If we are not able to obtain sufficient allocations of these components, our production and shipment of product will be delayed, we may lose customers and our profitability will be affected.

     Other risks relating to our reliance on contract manufacturers and on sole suppliers include reduced control over productions costs, delivery schedules, reliability and quality of materials. Any inability to obtain timely deliveries of acceptable quality materials, or any other circumstances that would require us to seek alternative contract manufacturers or suppliers, could adversely affect our ability to deliver products to our customers. In addition, if costs for our contract manufacturers or suppliers increase, we may suffer losses if we are unable to recover such cost increases under fixed price production commitments to our customers.

OUR CONTINUED EFFORTS TO SERVICE THE DEFENSE MARKET MAY LIMIT OUR GROWTH IN REVENUES

     We make a substantial portion of our sales to the U.S. defense market. As a result, lower defense spending by the U.S. government could materially reduce our revenues. Lower defense spending by the U.S. government might occur because of defense budget cuts, general budget cuts or other causes. The U.S. recently has reduced its defense budget and may further reduce it.

     In addition, the U.S. has reduced the number of newly initiated defense industry production programs. In the existing defense programs in which we participate, pricing pressure continues to be exerted on follow-on orders.

     We expect to continue to derive a substantial portion of our revenues from defense programs and to develop microwave products for defense applications. If a significant defense program or contract ends, and we fail to replace sales from that program or contract, our revenues will decline. In addition, a large portion of our expenses are fixed and difficult to reduce, thus magnifying the negative effect of any shortfall in revenue.

OUR DEFENSE DEVELOPMENT CONTRACTS COULD CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE

     Because of the decline in the number of defense industry production programs, we have entered into more defense industry development contracts as a source of defense revenues. Development contracts are contracts for the development of products, rather than the production of products and they tend to be fixed price contracts that generally result in lower gross profit margins than production contracts. As a result, our increased reliance on development contracts has led to increased quarterly fluctuations in sales and gross profit margins. Accordingly, our comparative performance from one fiscal quarter to the next is not necessarily an accurate indicator of our future performance.

FIXED-PRICE CONTRACTS MAY INCREASE RISKS OF COST OVERRUNS AND PRODUCT NON-PERFORMANCE

     Our customers establish demanding specifications for product performance, reliability and cost. Most of our customer contracts are firm fixed price contracts. Firm fixed price contracts provide for a predetermined fixed price for the products we make, regardless of the costs we incur. We have made pricing commitments to customers based upon our expectation that we will achieve more cost effective product designs and automate more of our manufacturing operations.

     Manufacture of our products is an extremely complex process. We face risks of cost overruns or order cancellations if we fail to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce than expected. The expense of producing products can rise due to increased cost of materials, components or labor, or other factors. We may have cost overruns or problems with the performance or reliability of our products in the future.

SOME OF OUR DEVELOPMENT ARRANGEMENTS WITH CUSTOMERS MAY LEAD TO LOSS OF INVESTMENT IN DESIGN AND ENGINEERING

     We often make significant investments in the design and engineering of new products for customers without any commitment by the customer for the future purchase of the products. If we do not receive initial or follow-on orders for products we design, our profitability will be affected because those costs would not be offset by additional revenues.

WE DEPEND ON THE CONTINUED CONTRIBUTIONS OF OUR EXECUTIVE OFFICERS AND OTHER KEY MANAGEMENT, EACH OF WHOM WOULD BE DIFFICULT TO REPLACE

     We do not have employment or non-competition agreements with our key executive officers, except for Tao Chow (Senior Vice President), James Mongillo (Executive Vice President), Justin Miller (Vice President) and Nicholas Randall (Executive Vice President). We also do not have "key man" life insurance on our key executive officers. The loss of any of our executive officers or other key management would disrupt our operations and divert the time and attention of our remaining officers.

ENVIRONMENTAL REGULATIONS AND HEALTH RISKS MAY INCREASE OUR OPERATION COSTS OR DECREASE OUR SALES

     We are subject to a variety of environmental regulations by local, state, federal and foreign governments. These regulations govern the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. If we fail to comply with current or future regulations, the following adverse effects could occur:

     - we could be forced to alter manufacturing processes;

     - we could be fined substantial amounts;

     - our production could be suspended; or

     - we could be forced to cease operations.

     News reports have asserted that power levels associated with handheld cellular telephones and related infrastructure equipment may pose certain health risks. If wireless communications equipment (or other devices that incorporate our products) were determined or perceived to create a significant health risk, the market for our products could be significantly impacted. Moreover, if such a health risk were determined or perceived to exist, we might be named as a defendant in product liability lawsuits commenced by governments, businesses or individuals alleging that our products were harmful. We would be required to defend such lawsuits, and we might be held liable.

NEW GOVERNMENT REGULATIONS COULD INTERFERE WITH OUR BUSINESS GROWTH

     Our products are incorporated into wireless communications systems that are regulated domestically by the FCC and internationally by other government agencies. Typically, the equipment operators and not REMEC are responsible for compliance with these regulations. However, regulatory changes, including changes in the allocation of available frequency spectrum, could negatively affect our business by restricting development efforts by our customers, making our current products obsolete or increasing the opportunity for additional competition. Our sales will be adversely affected if our manufactured products fail to comply with all applicable domestic and international regulations.

     The delays inherent in the governmental approval process have in the past caused, and may in the future cause, cancellation, postponement or rescheduling of the installation of communications systems by our customers. This in turn may have a negative impact on the sale of our products to these customers. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies world-wide to adopt new standards for such products. The approval of new standards generally follows extensive investigation of and deliberation over competing technologies.

IF WE ARE AUDITED BY U.S. GOVERNMENT AGENCIES, WE COULD INCUR SIGNIFICANT EXPENSES AND EXPERIENCE DISRUPTION OF OUR BUSINESS

     Because of our participation in the defense industry, we are subject to audit from time to time for our compliance with government regulations by various agencies, including the following:

     - the Defense Contract Audit Agency;

     - the Defense Security Service;

     - the Office of Federal Contract Compliance Programs; and

     - the Defense Supply Center Columbus.

     These and other governmental agencies may also from time to time conduct inquiries or investigations that cover a broad range of our activities. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve penalties.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY

     The market price of our common stock, like the stock prices of many companies in the telecommunications industry, is subject to wide fluctuations in response to a variety of factors, including:

     - actual or anticipated operating results;

     - announcements of technological innovations;

     - announcements of new products or new contracts by us, our competitors or customers;

     - government regulatory action;

     - developments with respect to wireless telecommunications; and

     - general market conditions and other factors.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations. These fluctuations have particularly affected the market prices for the stocks of technology companies and have often been unrelated to the operating performance of particular companies. The market price of our common stock has been highly volatile and may continue to be highly volatile.

WE ARE CURRENTLY INVOLVED IN SECURITIES CLASS ACTION LITIGATION

     In April 1999, a securities class action suit was brought against us alleging violations of the Securities Exchange Act of 1934. We believe that the lawsuit is without merit, and we have been defending against it vigorously through a motion to dismiss and otherwise. However, if the plaintiffs are successful in pursuing their claims against us and our officers and directors, such a result could have a significant negative effect on our business and financial condition. In addition, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously affect our business.

LACK OF PATENT PROTECTION ON OUR PRODUCTS AND TECHNOLOGY MAY ALLOW COMPETITORS TO DEVELOP SIMILAR PROPRIETARY PRODUCTS OR TECHNOLOGY

     We do not presently hold any patents on our significant products. In order to protect our intellectual property rights, we rely on a combination of trade secrets, copyrights and trademarks and employee and third party nondisclosure agreements. We also limit access to and distribution of proprietary information. The steps that we have taken to protect our intellectual property rights may not be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing similar technology.

IF INFRINGEMENT CLAIMS ARE BROUGHT AGAINST US IN THE FUTURE, WE COULD BE REQUIRED TO PAY SUBSTANTIAL ROYALTIES AND OTHER COSTS

     If a third party was successful in a claim that one of our products infringed the third party's proprietary rights, we might have to pay substantial royalties or damages or remove that product from the marketplace. We might also have to expend substantial financial and engineering resources in order to modify the product so that it would no longer infringe on those proprietary rights. As to some of our products, we have agreed to indemnify our customers against possible claims by third parties that the products infringe their intellectual property rights. In the future, third parties may assert infringement claims against us or with respect to our products. Asserting our rights or defending against third party claims could involve substantial costs and diversion of resources.

OUR SUCCESS IN PURSUING SALES IN INTERNATIONAL MARKETS MAY BE LIMITED BY RISKS RELATED TO INTERNATIONAL TRADE AND MARKETING.

     For the fiscal year ended January 31, 2000, approximately 18% of our revenue was derived from sales to customers residing outside the U.S. In addition, some of our U.S.-based customers which integrate our subsystems into their products may sell into these international markets. Adverse international economic conditions or developments, including economic instability in Asia in the past, has and could in the future negatively affect our direct sales and sales by our customers into these regions which would impact our revenues.

     In addition to the uncertainty as to our ability to maintain and expand our international presence, there are certain risks inherent in foreign operations, including:

     - delays in or prohibitions on exporting products resulting from export restrictions for certain products and technologies;

     - fluctuations in foreign currencies and the U.S. dollar;

     - loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

     - overlap of different tax structures;

     - seasonal reductions in business activity; and

     - risks of increases in taxes and other government fees.

In addition, foreign laws treat the protection of proprietary rights differently from laws in the United States and may not protect our proprietary rights to the same extent as U.S. laws.

OUR INCREASED INTERNATIONAL MARKET PRESENCE MAY INCREASE MARKETING AND SALES COSTS OF DELIVERING PRODUCTS IN FOREIGN COUNTRIES

     We seek to expand our presence in international wireless communications and related markets by entering into partnerships or alliances with OEMs and service providers in those countries and acquiring complementary international business. We have had limited experience in partnering with international entities and managing international operations. The success of our ability to increase our international market presence is dependent on a number of factors, including the success of our domestic operations, level of funding, stability of our stock price, ability to produce competitive international products, attraction and retention of key employees at our international locations and our execution of strategic objectives.

WE ARE SIGNIFICANTLY CONTROLLED BY OUR MANAGEMENT

     Our executive officers comprise five of the ten members of the Board of Directors. As a result, our management has the ability to exercise influence over our significant matters. This high level of influence may have a significant effect in delaying, deferring or preventing a change in control of REMEC.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS OF THE OFFERING

     Our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management regarding application of the proceeds.

                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements. These statements can be identified by the use of forward-looking terms such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, projections of results of operations or of financial condition or state other "forward-looking" information. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted under the heading "Risk Factors" and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

                                USE OF PROCEEDS

     We estimate the net proceeds to us from the sale of the 3,500,000 shares of our common stock being offered by this prospectus will be approximately $132.8 million, after deducting the underwriting discount and estimated offering expenses payable by us.

     We plan to use the proceeds of the offering to fund working capital, including capital expenditures to increase production capacity, expansion of marketing and research and development. We may use a portion of the proceeds to acquire technologies, products or businesses that complement our current business, as such opportunities may arise. Although we do consider acquisitions from time to time as a part of our normal business operations and planning, we have no present commitments or agreements with respect to any acquisitions.

     We currently have no other specific plans for any significant portion of the proceeds. Accordingly, our management will have broad discretion in the application of the net proceeds.

     Pending their use, the proceeds will be invested in short term, U.S. government or investment grade interest bearing securities.

     We will not receive any of the proceeds from the shares sold by the selling shareholders. We have agreed to pay the expenses, other than the underwriting discounts, relating to the sale of these shares.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been traded on the Nasdaq National Market since February 1, 1996 under the symbol "REMC." The following table sets forth the range of high and low closing sale prices of our common stock as reported on the Nasdaq National Market for the quarterly periods indicated.

                                                               HIGH        LOW
                                                              -------    -------
FISCAL 1999
  First Quarter.............................................  $29.000    $24.875
  Second Quarter............................................   25.125      7.625
  Third Quarter.............................................   10.625      7.313
  Fourth Quarter............................................   21.938     11.469

FISCAL 2000
  First Quarter.............................................  $20.875    $11.063
  Second Quarter............................................   17.688     12.188
  Third Quarter.............................................   15.000     10.438
  Fourth Quarter............................................   25.500      9.500

FISCAL 2001
  First Quarter (through March 20, 2000)....................  $54.000    $20.250

     On March 20, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $41.00 per share. As of January 31, 2000, there were approximately 1,408 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of January 31, 2000 and as adjusted to reflect the sale of 3,500,000 shares of our common stock offered by this prospectus at an offering price of $40.00 per share, after deducting underwriting discounts and offering expenses payable by us.

                                                             AT JANUARY 31, 2000
                                                           -----------------------
                                                            ACTUAL     AS ADJUSTED
                                                           --------    -----------
                                                               (IN THOUSANDS)
Long-term debt...........................................  $  5,049     $  5,049
Shareholders' equity(1)..................................
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized; none issued and outstanding.............        --           --
  Common stock, $.01 par value; 70,000,000 shares
     authorized; 25,430,458 shares issued and
     outstanding, actual; 28,930,458 shares issued and
     outstanding, as adjusted............................       254          289
  Additional paid-in capital.............................   170,133      302,873
  Accumulated other comprehensive income.................        65           65
  Retained earnings......................................    17,440       17,440
                                                           --------     --------
     Total shareholders' equity..........................   187,892      320,667
                                                           --------     --------
       Total capitalization..............................  $192,941     $325,716
                                                           ========     ========

-------------------------

     The table above excludes 3,036,409 shares of our common stock issuable upon exercise of options outstanding as of January 31, 2000, which have a weighted average exercise price of $15.40 per share. Also, the table above excludes 2,654,109 additional shares reserved for issuance under our Equity Incentive Plan, 1996 Nonemployee Directors Stock Option Plan and Employee Stock Purchase Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and our consolidated financial statements and related notes incorporated by reference into this prospectus. The selected consolidated financial data set forth below with respect to statements of operations for each of the fiscal years in the three year period ended January 31, 2000 and with respect to the balance sheet at January 31, 2000, are derived from the audited consolidated financial statements incorporated by reference into this prospectus and the data below are qualified by reference to those consolidated financial statements and related notes. The consolidated statement of operations data for the fiscal years ended January 31, 1996 and 1997 are derived from audited consolidated financial statements not incorporated by reference into this prospectus.

                                                                        FISCAL YEARS ENDED JANUARY 31,
                                                            -------------------------------------------------------
                                                             1996        1997        1998        1999        2000
                                                            -------    --------    --------    --------    --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales.................................................  $97,700    $131,643    $191,008    $179,215    $189,189
Cost of sales.............................................   68,776      95,359     132,349     137,443     143,580
                                                            -------    --------    --------    --------    --------
  Gross profit............................................   28,924      36,284      58,659      41,772      45,609
Operating expenses:
  Selling, general and administrative.....................   18,159      23,313      31,210      36,835      38,189
  Research and development................................    4,707       6,349       7,887      10,903      13,994
  Transaction costs.......................................       --          --       1,069          --       3,130
                                                            -------    --------    --------    --------    --------
    Total operating expenses..............................   22,866      29,662      40,166      47,738      55,313
                                                            -------    --------    --------    --------    --------
Income (loss) from operations.............................    6,058       6,622      18,493      (5,966)     (9,704)
Gain on sale of subsidiary................................       --          --       2,833          --          --
Interest income (loss) and other, net.....................     (426)         15       2,314       3,008       2,601
                                                            -------    --------    --------    --------    --------
  Income (loss) before provision for income taxes.........    5,632       6,637      23,640      (2,958)     (7,103)
Provision (credit) for income taxes.......................    2,328       3,780       8,886       1,873        (428)
                                                            -------    --------    --------    --------    --------
Net income (loss).........................................    3,304       2,857      14,754      (4,831)     (6,675)
Dividend accrued on preferred stock.......................      (80)       (128)         --          --          --
                                                            -------    --------    --------    --------    --------
Income (loss) applicable to common stock..................  $ 3,224    $  2,729    $ 14,754    $ (4,831)   $ (6,675)
                                                            =======    ========    ========    ========    ========
Earnings (loss) per common share:
  Basic...................................................  $  0.23    $   0.15    $   0.65    $  (0.20)   $  (0.27)
  Diluted.................................................  $  0.23    $   0.15    $   0.64    $  (0.20)   $  (0.27)
Shares used in per share calculations:
  Basic...................................................   13,819      17,633      22,535      24,722      25,147
  Diluted.................................................   13,936      17,944      23,228      24,722      25,147

                                                                 AT JANUARY 31, 2000
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    -----------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 34,836       $167,611
Working capital.............................................     95,610        228,385
Total assets................................................    223,929        356,704
Long-term debt..............................................      5,049          5,049
Total shareholders' equity..................................    187,892        320,667

-------------------------
     We acquired Airtech in April 1999, Q-bit in October 1997, C&S Hybrid in June 1997, Radian in February 1997 and Magnum in August 1996, each of which was accounted for as a pooling of interests and, accordingly, all financial amounts contained in the above table have been restated to include the financial results and data of Airtech, Q-bit, C&S Hybrid, Radian and Magnum for all periods presented. We acquired Wacom Products, Inc. in March 1999, Smartwaves International in February 1999, Nanowave Technologies Inc. in October 1997 and Verified Technical Corporation in March 1997, each of which was accounted for as a purchase.

     The balance sheet data under the as adjusted column as of January 31, 2000 set forth in the table above reflects the sale by us of 3,500,000 shares of our common stock offered by this prospectus at an offering price of $40.00 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     We commenced operations in 1983 and have become a leader in the design and manufacture of subsystems and integrated components used in the wireless communications industry and the defense industry. Our consolidated results of operations include the operations of: REMEC Microwave, Inc., or Microwave; REMEC Wireless, Inc., or Wireless; Humphrey, Inc., or Humphrey; REMEC Magnum, Inc., or Magnum; REMEC Veritek, Inc., or Veritek; REMEC CSH, Inc., or CSH; REMEC Q-bit, Inc., or Q-bit; REMEC Nanowave, Inc., or Nanowave; REMEC WACOM L.P., or WACOM; REMEC Airtech Ltd., or Airtech; and REMEC Inc., S.A., or REMEC Costa Rica. Our consolidated results of operations also include the operations of RF Microsystems, or RFM, for the period from April 30, 1996 to August 26, 1997.

     Our research and development efforts for customers in the defense industry are conducted in direct response to the unique requirements of a customer's order and, accordingly, expenditures related to such efforts are included in cost of sales and the related funding is included in net sales. As a result, historical funded research and development expenses incurred by us have been minimal. As our commercial business has expanded, research and development expenses have generally increased in amount and as a percentage of sales. We expect this trend to continue, although research and development expenses may fluctuate on a quarterly basis both in amount and as a percentage of sales.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of total net sales, certain consolidated statements of income data for the periods indicated.

                                                                FISCAL YEARS ENDED
                                                                    JANUARY 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
Net sales...................................................  100.0%   100.0%   100.0%
Cost of sales...............................................   69.3     76.7     75.9
                                                              -----    -----    -----
  Gross profit..............................................   30.7     23.3     24.1
Operating expenses:
  Selling, general and administrative.......................   16.3     20.6     20.1
  Research and development..................................    4.1      6.1      7.4
  Transaction costs.........................................    0.6       --      1.7
                                                              -----    -----    -----
     Total operating expenses...............................   21.0     26.7     29.2
                                                              -----    -----    -----
Income (loss) from operations...............................    9.7     (3.4)    (5.1)
Gain on sale of subsidiary..................................    1.5       --       --
Interest income and other, net..............................    1.2      1.7      1.4
                                                              -----    -----    -----
Income (loss) before income taxes...........................   12.4     (1.7)    (3.7)
Provision for income taxes..................................    4.7      1.0     (0.2)
                                                              -----    -----    -----
Net income (loss)...........................................    7.7%    (2.7)%   (3.5)%
                                                              =====    =====    =====

FISCAL YEAR ENDED JANUARY 31, 2000 VS. FISCAL YEAR ENDED JANUARY 31, 1999

     NET SALES. Net sales increased 5.6% from $179.2 million during fiscal 1999 to $189.2 million during fiscal 2000. The increase in sales was primarily attributable to the increased demand from REMEC's commercial customers, including approximately $3.8 million of revenue generated by customers of WACOM, which was acquired during fiscal 2000.

     GROSS PROFIT. Gross profit increased 9.2% from $41.8 million in fiscal 1999 to $45.6 million in fiscal 2000. Despite charges to operations during fiscal 2000 of approximately $7.35 million associated with inventory obsolescence, anticipated product warranty costs and write-downs of certain fixed assets, gross margins as a percentage of net sales increased from 23.3% in fiscal 1999 to 24.1% in fiscal 2000. In fiscal 1999, gross margins were adversely affected by costs associated with Airtech's MHA warranty upgrade program. The improvement in gross margins during fiscal 2000 is primarily attributable to the absence of such costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, or SG&A, increased 3.7% from $36.8 million in fiscal 1999 to $38.2 million in fiscal 2000. The increase in SG&A was primarily attributable to costs incurred at WACOM, which was acquired during fiscal 2000. As a percentage of net sales, SG&A expenses decreased from 20.6% in fiscal 1999 to 20.1% in fiscal 2000 due to the increase in sales.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 28.3% from $10.9 million in fiscal 1999 to $14.0 million in fiscal 2000, and as a percentage of net sales, increased from 6.1% in fiscal 1999 to 7.4% in fiscal 2000. These expenditures are almost entirely attributable to the wireless communications business and reflect increased activity associated with new product development.

     TRANSACTION COSTS. REMEC's results of operations for fiscal 2000 include $3.1 million of transaction costs associated with REMEC's acquisition of Airtech and the terminated acquisition of STM Wireless, Inc. There were no similar costs in the comparable prior year period.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net decreased 13.5% from $3.0 million in fiscal 1999 to $2.6 million in fiscal 2000. The decrease in interest income was due to a decrease in the amount of cash available for investing as a result of significant capital expenditures associated with the expansion of REMEC's wireless communications business and the cash paid for the acquisitions of Smartwaves International and Wacom Products, Inc.

     PROVISION (CREDIT) FOR INCOME TAXES. Income tax expense decreased 121.1% from $1.9 million in fiscal year 1999 to a credit for income taxes of $.4 million in fiscal 2000. The decrease in income tax expense reflects the tax benefit of $1.0 million related to research and experimentation tax credits, the benefit of tax credits for certain capital expenditures, the effect of tax exempt interest income and a decrease in domestic income before taxes of $11.3 million.

FISCAL YEAR ENDED JANUARY 31, 1999 VS. FISCAL YEAR ENDED JANUARY 31, 1998

     NET SALES. Net sales decreased 6.2% from $191.0 million during fiscal 1998 to $179.2 million during fiscal 1999. The decrease in sales was primarily attributable to the decreased revenues from our Airtech subsidiary, which was acquired in April 1999 in a transaction accounted for as a pooling of interests. The decline in Airtech's sales was attributable to delays in new PCS mobile infrastructure "roll-outs" in the United States, delays to one customer's new product program, financial instability in the Far East that impacted mobile infrastructure projects in the region and customers delaying orders pending availability of Airtech's next generation production, the G3 MHA.

     GROSS PROFIT. Gross profit decreased 28.8% from $58.7 million in fiscal 1998 to $41.8 million in fiscal 1999. As a percentage of net sales, gross profit decreased from 30.7% in fiscal 1998 to 23.3% in fiscal 1999. The fluctuations in gross margins are primarily attributable to costs associated with

Airtech's MHA warranty upgrade program, changes in the mix of products sold and reduced production volume at certain of our subsidiaries.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased 18.0% from $31.2 million in fiscal 1998 to $36.8 million in fiscal 1999. The increase in SG&A was primarily attributable to inclusion of a full year of SG&A expenses from our Veritek subsidiary, which was acquired in March 1999, and our Nanowave subsidiary, which was acquired in October 1997, both in transactions accounted for as purchases. Therefore, a full year's operations is not included in the fiscal 1998 results of operations for Veritek and Nanowave. In addition, the increase in SG&A was also due to increased administrative expenses related to Airtech's continued development of its international sales infrastructure in the Far East and accounting and legal expenses associated with an income tax credit study completed during fiscal 1999. As a percentage of net sales, SG&A expenses increased from 16.3% in fiscal 1998 to 20.6% in fiscal 1999, due to the factors discussed above.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 38.2% from $7.9 million in fiscal 1998 to $10.9 million in fiscal 1999, and as a percentage of net sales, research and development expenses increased from 4.1% in fiscal 1998 to 6.1% in fiscal 1999. These expenditures are almost entirely attributable to the commercial wireless communications business and reflect an increase in activity associated with product development.

     TRANSACTION COSTS. Our results of operations for fiscal 1998 include $1.1 million of transaction costs associated with our acquisitions of Radian Technology, Inc., C&S Hybrid, Inc. and Q-bit Corporation. There were no similar costs in fiscal 1999.

     GAIN ON SALE OF SUBSIDIARY. Our results of operations for fiscal 1998 include the gain from the sale of RFM. There was no similar gain in fiscal 1999.

     INTEREST INCOME AND OTHER, NET. Interest income and other, net increased from $2.3 million in fiscal 1998 to $3.0 million in fiscal 1999. This increase was due to the increased level of cash available for investment as a result of the funds generated from our follow-on public offering, which was completed in March 1998.

     PROVISION FOR INCOME TAXES. Income tax expense decreased 78.9% from $8.9 million in fiscal 1998 to $1.9 million in fiscal 1999. The decrease in income tax expense reflects the tax benefit of $2.0 million related to the recognition of research and experimentation tax credits pertaining to previously filed income tax returns, the benefit of tax credits for certain capital expenditures, the effect of tax exempt interest income and a decrease in domestic income before taxes of $12.1 million.

LIQUIDITY AND CAPITAL RESOURCES

     At January 31, 2000, we had $95.6 million of working capital which included cash and cash equivalents totaling $34.8 million. We also have a $9.0 million revolving working capital line of credit with a bank. The borrowing rate under this credit facility is based on a fixed spread over the London Interbank Offered Rate, or LIBOR. The revolving working capital line of credit terminates on July 3, 2000. As of January 31, 2000, there were no borrowings under this credit facility. In February 2000, we amended leasing arrangements relating to some of our facilities by pledging $17.0 million in cash as collateral for the remaining lease payments on these facilities. At January 31, 2000, our Airtech subsidiary had borrowings of $5.3 million under a long term credit facility. This obligation was repaid in February 2000.

     During fiscal 2000, the cash flows from non-cash expenses (primarily depreciation and amortization) were offset by our operating loss and the increase in inventories and trade accounts receivable. Receivables increased during this period due to the increase in sales and an increase in the length of time that customers were taking to pay invoices. Inventories increased due to the need to support anticipated sales growth.

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     During fiscal 2000, $55.9 million was used in investing activities primarily in connection with: $23.2 million incurred in capital expenditures; $5.8 million, net of cash acquired, paid to acquire Wacom Products and the assets of Smartwaves International; an increase in restricted cash of $17.0 million; and a $9.8 million increase in other assets, primarily consisting of a $4.6 million investment in an unconsolidated company and a $5.0 million loan to this same company. The bulk of the capital expenditures were associated with the expansion of our wireless communications business. The above expenditures were financed primarily by cash on hand. Our future capital expenditures may continue to be significant as a result of wireless communications expansion requirements.

     Financing activities generated approximately $7.9 million during fiscal 2000, principally as a result of the proceeds borrowed under a mortgage obligation at our Airtech subsidiary, net of repayments, and net proceeds of $3.3 million generated by the issuance of shares in connection with our Employee Stock Purchase Plan and from stock option exercises.

     Our future capital requirements will depend upon many factors, including the nature and timing of orders by OEM customers, the progress of our research and development efforts, expansion of our marketing and sales efforts, and the status of competitive products. We believe that available capital resources will be adequate to fund our operations for at least the twelve-month period ending January 31, 2001.

YEAR 2000

     In prior years, we discussed the nature and progress of our plans to become year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of those planning and implementation efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems, and we believe those systems successfully responded to the year 2000 date change. We are not aware of any material problems resulting from year 2000 issues, either with our products, our internal systems or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent year 2000 matters that may arise are addressed promptly.

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                                    BUSINESS
INTRODUCTION

     We are a leading designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks. Our products are designed to improve the capacity, efficiency, quality and reliability of wireless communications infrastructure equipment. We also develop and manufacture highly sophisticated wireless communications equipment used in the defense industry, including communications equipment integrated into tactical aircraft, satellites, missile systems and smart weapons. We manufacture products that operate at the full range of frequencies currently used in wireless communications transmission, including at radio frequencies, or RF, microwave frequencies and millimeter wave frequencies. By offering products that cover the entire frequency spectrum for wireless communications, we are able to address opportunities in the worldwide mobile wireless communications market as well as the global fixed access broadband wireless market.

INDUSTRY BACKGROUND

     DEREGULATION OF THE TELECOMMUNICATIONS INDUSTRY FOSTERS COMPETITION BY SERVICE PROVIDERS. Global telecommunications deregulation is fostering significant competition among providers of advanced communications services. In the U.S., regional Bell operating companies, such as Ameritech, Bell Atlantic, BellSouth, GTE, Pacific Bell, SBC Communications and US West, until recently were the exclusive owners and operators of the copper wire connections between network backbones and their subscribers, commonly known as the "last mile." The federal Telecommunications Act of 1996 intensified the competitive environment in the U.S. by requiring these telephone companies to provide access to portions of their networks, including the last mile, to competing service providers. Similar to the U.S., other countries have begun to privatize state-owned telecommunications companies to encourage competition among communications service providers. These events have been significant factors in creating worldwide competition in the communications services industry. To compete in this environment, many network service providers seek to differentiate themselves and increase market share by offering integrated voice, video and data services, which require broadband access and deployment of additional communications infrastructure equipment.

     DEMAND FOR HIGH SPEED INTERNET ACCESS AND OTHER DATA SERVICES INCREASES THE NEED FOR BROADBAND ACCESS. Consumers around the world are using the Internet for an ever increasing range of purposes, including email, high quality audio, streaming video and other multimedia services. Businesses are also using the Internet to enhance their reach to both residential and business consumers with applications such as electronic commerce, global marketing, customer support, web hosting, order fulfillment and supply management. The Internet also permits access to corporate data networks, including intranets and extranets, facilitating communication among corporate sites or with telecommuters or traveling employees. This increased usage requires an expanded capacity for the quick and reliable transmission of voice, video and data, which can be accomplished through broadband access.

     INCREASED DEMAND FOR MOBILE WIRELESS SERVICES NECESSITATES EXPANSION OF WIRELESS INFRASTRUCTURE. Wireless network service providers to date have focused primarily on satisfying the increasing demand for wireless telephony and paging services through the transmission of voice and low speed data signals over analog cellular systems and digital personal communication systems, or PCS. It is estimated that the number of global cellular/PCS subscribers will grow from 308 million in 1998 to 975 million by 2003. Since each cellular or PCS base station has a finite capacity, the demand created by increased subscribers will require a substantial increase in capital investment in wireless communications infrastructure equipment. It is estimated that wireless base stations, cell site equipment and switch equipment sales will grow from $35.1 billion in 1998 to $75.2 billion in 2003.

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

     ADVANCES IN MOBILE WIRELESS COMMUNICATIONS NETWORK TECHNOLOGY WILL REQUIRE ADDITIONAL WIRELESS INFRASTRUCTURE EQUIPMENT. The capacity and quality of domestic and international mobile wireless communications networks have evolved with advances in technology. In response to capacity and level of service demands, service providers are expanding their current infrastructure and also are implementing new wireless technologies, such as third generation, or 3G, networks. The level of technology advancement used in wireless mobile networks is generally grouped into the following three categories:

     - First generation, or 1G, networks. These mobile networks feature analog technology that provides voice and low speed data services.

     - Second generation, or 2G, networks. Second generation cellular networks feature digital technology, including PCS. Digital technology provides network service providers and subscribers with advantages over analog technology, including increased system capacity, secure voice communications, short messaging service and other enhanced services. This technology can be implemented with new infrastructure or as an expansion of existing 1G networks.

     - Third generation, or 3G, networks. Third generation cellular networks feature increased capacity and data speeds that permit wireless transmission of integrated voice, video and data traffic. This technology can be implemented with new infrastructure or also as an equipment overlay to existing 2G networks. Network services providers are anticipated to begin to upgrade their networks to 3G levels over the next few years as regulatory agencies around the world begin to license the frequency band for this digital technology. Licenses to use this frequency band have been recently awarded in Japan and are expected to be awarded in Europe in 2000, with the U.S. following over the next several years.

     COPPER WIRE, CABLE AND FIBER OPTIC BROADBAND ACCESS IS COSTLY TO DEPLOY AND HAS OTHER LIMITATIONS. Applications requiring high capacity data transmission or high speed Internet access traditionally have been satisfied through deployment of broadband last mile connections consisting of enhanced copper wire called digital subscriber lines, or DSL, coaxial cable and fiber optic cable, each of which are described below:

     - Digital subscriber line. DSL has a data transmission rate of up to 1.5 Mbps. While the necessary copper infrastructure for DSL is already in place through existing telephone copper wires, transmission rates and availability are limited by the quality of the subscriber's existing copper wire infrastructure and distance from the telephone company switch.

     - Coaxial cable. Cable has a data transmission rate of up to 27 Mbps. As with DSL, the necessary cable infrastructure for residential use is already in place. However, existing cable networks must be upgraded to provide for two-way data transmission, and many businesses are not currently wired for cable.

     - Fiber optic cable. Fiber optic networks have data transmission rates of up to 10 billion bits per second, or 10 Gbps, the fastest rate of any current broadband access solution. However, fiber optic cable is very expensive to deploy and may exceed the data transmission needs of many subscribers.

     Currently, to add capacity, these land line networks require right of way access and a labor intensive process of physically laying wires or cables in order to connect consumers to the network backbone. As a result of the difficulties in deploying additional wires or cables, increased demand for communication access may create a "last mile bottleneck" between subscribers and the backbone of these land line networks.

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

     FIXED ACCESS BROADBAND WIRELESS TECHNOLOGY IS EMERGING AS A COST EFFECTIVE ALTERNATIVE TO BROADBAND LAND LINE TRANSMISSION. New fixed access broadband wireless technology can provide quality of service comparable to the best land line network alternatives at speeds that are significantly faster than conventional copper wire-based networks. Fixed access broadband wireless technology is designed to be integrated with the existing network backbone to address the last mile bottleneck problem. In addition, certain types of fixed access broadband wireless technology provide an alternative for selective network backbone applications. Broadband wireless systems include point-to-point, point-to-multipoint and satellite-to-multipoint broadband technologies, which are illustrated and described below:

   [BROADBAND WIRELESS DIAGRAM]

     - Point-to-point wireless. Point-to-point wireless systems generally have data transmission rates of up to 155 Mbps. While point-to-point systems have traditionally been deployed for high capacity trunking applications between two wireless telephony networks, recently they have been used to interconnect digital cellular networks. Point-to-point wireless networks can also provide a last mile connection for large communications end users, such as large office buildings, hospitals and universities.

     - Point-to-multipoint wireless. Point-to-multipoint wireless systems generally have data transmission rates of up to 500 Mbps. Point-to-multipoint wireless systems use a single central hub radio to serve multiple end users. Point-to-multipoint wireless systems have additional advantages over point-to-point wireless systems. These include reduced equipment costs as the addition of new customers requires only new customer premises equipment, as well as allocation of bandwidth based on demand, so customers only pay for what they use. As a result, point-to-multipoint systems can provide cost effective last mile access to customers that do not have as much traffic as point-to-point customers.

     - Satellite-to-multipoint wireless. The current generation of satellite-based multipoint systems are implemented with networks using very small aperture terminals, or VSATs. These networks are deployed for a wide range of business data applications such as point-of-sale transactions and inventory management. Recently, VSAT networks have been adapted for cost effective use in rural telephony applications, primarily in countries that do not have fully developed land line telephone networks. Recent advances in satellite digital processing and component and device technology, based on a newly licensed frequency spectrum called the Ka band, are being used in the development of broadband satellite networks such as Teledesic and Hughes Spaceway. These next generation satellite networks are designed to provide broadband access to residential and business users for applications such as high speed Internet access, videoconferencing and other data rich applications.

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

     FREQUENCY ALLOCATIONS BY THE FCC AND INTERNATIONAL AGENCIES MAY LEAD TO WIRELESS INFRASTRUCTURE EXPANSION. In response to the increasing demand for wireless communications services, regulatory bodies like the FCC and other international agencies continue to allocate new frequency spectrum. For example, the FCC has recently licensed several frequency bands, including bands for local multipoint distribution systems, or LMDS, and multichannel multipoint distribution systems, or MMDS, for two-way broadband wireless data services. The FCC has also adopted orders to allocate additional spectrum through auctions during 2000 which can be used by high speed data transmission service providers. It is anticipated that these frequencies could be used to deliver fixed wireless Internet access to business and residential customers. To take advantage of these licenses, network operators must deploy new infrastructures specific to the licensed frequency band. Each frequency band requires unique transmission equipment designed to work with the technical requirements of the particular band. Thus, as additional frequencies are allocated by regulatory agencies around the world, wireless infrastructure equipment must be deployed to commercialize these licenses.

     WIRELESS INFRASTRUCTURE OEMS RELY ON SUBSYSTEM PROVIDERS. In order to meet the demand for mobile wireless and fixed access broadband wireless services, service providers are turning to systems integrators or OEMs to build out infrastructure quickly, efficiently and in accordance with exacting performance specifications. In addition, OEMs are looking to outsource the design and manufacture of highly integrated, reliable subsystems in a cost effective manner. This permits OEMs to accelerate their time to market and allows them to leverage their core competencies of full system design and integration. By outsourcing subsystems, OEMs promote competition among developers and manufacturers, which leads to technological innovations in wireless infrastructure equipment. Concurrently, OEMs are seeking to select a core group of subsystem and component providers in order to reduce the supply and management risks associated with the currently fragmented supplier base.

THE REMEC SOLUTION

     We are a leading designer and manufacturer of high frequency subsystems and integrated components used in the transmission of voice, video and data traffic over wireless communications networks and in defense applications. We market our products to OEMs of wireless communications networks and network services providers as well as to prime contractors in the defense industry.

     We believe that our core competencies enable us to effectively address the existing and emerging opportunities in the wireless communications infrastructure equipment and defense markets. These core competencies include the following:

     INTEGRATION EXPERTISE. We design high performance subsystems over a broad range of RF, microwave and millimeter frequencies, which require sophisticated component integration. By effectively integrating a number of required microwave functions into a single package, we are able to:

     - improve performance and reduce cost through reduction in product size and parts count;

     - enhance performance through optimal partitioning and implementation of functional elements; and

     - reduce cost by minimizing "over engineering" through avoiding the use of higher performance, more costly components than are necessary in order to compensate for performance degradation resulting from inefficiencies due to combining stand alone components that are not designed to be integrated into one system.

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

     CONCURRENT ENGINEERING. We streamline and optimize the product development cycle by employing "concurrent engineering," which includes the following elements:

     - joint participation with our customers at the conceptual design stage, allowing us to suggest an architecture/design that reduces cost and increases performance at the integrated subsystem level;

     - participation by our suppliers in the design process, thereby optimizing material and device selections; and

     - consideration of manufacturing constraints and limitations while developing a product design in order to expedite the implementation of the manufacturing process.

     VERTICAL INTEGRATION OF DESIGN AND MANUFACTURING. Vertical integration of design and manufacturing reduces product time to market and unit costs. With vertical integration, we retain control of each step of the design and manufacturing process while minimizing the use of outside sources and subcontractors for key manufacturing processes and services. This vertical integration also improves quality control, reliability and our ability to implement volume production. We have enhanced our vertical integration capability with recent acquisitions. These acquisitions include a surface mount board assembly manufacturer, as well as several microwave component companies that provide key functional capabilities to be used in the design of our integrated subsystems.

     BROAD FREQUENCY RANGE. Our technologies support the range of frequencies utilized for mobile wireless and broadband wireless applications. Our microwave technology expertise covers the full range of the frequency spectrum used for existing wireless communications. Many of our subsystem competitors only address select frequency bands in the subsystems they design, which makes them vulnerable to technological advances in products that use frequency bands they do not address. By being able to design and manufacture products across the breadth of the wireless communications market, we can better address our customers' needs and capitalize on our overall design and manufacturing capabilities.

STRATEGY

     Our objective is to build on the strength of our core competencies to be the supplier of choice of OEMs in the wireless infrastructure equipment industry and prime contractors in the defense electronics industry. Our strategy includes the following key elements:

     LEVERAGE TECHNOLOGY LEADERSHIP. Through seventeen years of leadership in high frequency applications in the defense and commercial industries, we believe that we have one of the most advanced portfolios of products encompassing RF, microwave and millimeter wave technologies. The skills that we developed in the defense industry and honed in the commercial wireless market have enabled us to develop solutions to achieve substantial reductions in the size and cost of wireless infrastructure equipment. We intend to continue to integrate additional functions into smaller packaging with fewer parts while meeting the reliability and performance specifications of next generation wireless infrastructure equipment.

     CONTINUE TO DEVELOP STRONG STRATEGIC ALLIANCES WITH CUSTOMERS. By forming lasting customer relationships through working closely with customers, we are better able to develop insight into their system requirements and to design specific products that meet their needs. We intend to continue to expand our key customer alliances with leading infrastructure OEMs, such as Motorola, Digital Microwave and Nokia, as well as working with emerging wireless equipment suppliers, such as SpectraPoint. In addition, we intend to expand our participation in significant defense programs with key prime contractors, such as Raytheon, Northrop Grumman and Lockheed Martin. We will concentrate our efforts on the commercial customers we believe will be the most successful in selling their systems to service providers that require high volume production.

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     SUPPLY INTEGRATED MICROWAVE SUBSYSTEMS TO OEMS' WORLDWIDE OPERATIONS AND
EXPAND OUR INTERNATIONAL PRESENCE. Historically, we have been primarily a supplier to the domestic operations of OEMs. Some of these and other OEMs also have a significant global presence, including operations in Europe and Asia. There is an opportunity to become the supplier for these OEMs in all of their global markets. We believe that we are one of only a few microwave subsystem companies that have the breadth of expertise in wireless communications technology necessary to service these OEMs' worldwide operations. In addition to servicing OEMs' worldwide operations, with our acquisition of United Kingdom-based Airtech, we intend to increase our operations in Europe, initially focusing on the mobile wireless market. We also intend to expand our existing sales offices in Kuala Lumpur, Malaysia and Beijing, China to increase our sales and distribution capabilities in Asia. Additional international activities may include entering into strategic partner relationships with local marketing or manufacturing companies in Asia.

     SUPPLY NICHE PRODUCTS DIRECTLY TO NETWORK SERVICE PROVIDERS. We intend to expand our marketing efforts to sell certain niche mobile wireless products directly to network service providers. Although we do not intend to enter into direct competition with our OEM customers, there are several niche microwave transmission products that are not being marketed aggressively by OEMs, including base station tower top products and mobile wireless coverage enhancement products. We intend to expand our efforts to market these products to network service providers when we can do so without competing directly with our OEM customers.

     ENHANCE HIGH VOLUME MANUFACTURING CAPABILITY. We intend to continue to implement process manufacturing automation and believe that our ability to develop a high level of automated product alignment and test capability will help us to further improve our cost effectiveness and time to market. We also intend to expand our foreign manufacturing operations, particularly in Costa Rica, when appropriate, in order to lower our costs or to access an available workforce. In addition, we intend to offer our manufacturing services to OEMs and subsystem and component developers or manufacturers who need high volume manufacturing of their own products either because of capacity constraints or lack of manufacturing expertise.

     PURSUE STRATEGIC ACQUISITIONS. We intend to continue to augment our existing technology base by acquiring specialized technology companies that complement our product offerings and market strategies. We believe that expansion of our core competencies through the acquisition of such specialized technology companies, when combined with our technological and manufacturing skills, will allow us to achieve improved levels of integration.

PRODUCTS

     Virtually every wireless system contains a microwave transport subsystem that performs the function of transforming modulated voice, data or video from an intermediate frequency, or IF, signal into a microwave frequency signal for transmitting or converting an incoming signal from microwave frequencies back into an IF modulated voice, data or video signal. A microwave transport subsystem may consist of a completely integrated unit or of several interconnected modules and single function components.

     MOBILE WIRELESS PRODUCTS. In this market, we sell multi-function microwave modules, including delay filter assemblies, filter/low noise amplifier assemblies and filter panel assemblies. We also supply components, including filters, amplifiers, voltage controlled oscillators, or VCOs, and mixers that are used by OEMs in base station infrastructure equipment. In addition, we also sell directly to service providers complete microwave subsystems for network coverage enhancement applications, including tower mounted amplifiers and tower mounted boosters. These products eliminate the cables between the radio at the bottom of the base station and the antenna at the top of the base station by filtering and amplifying the transmit/receive signals at the base station tower top. These tower top

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

base stations may extend coverage by up to 30% to 40%. As fully integrated microwave "front ends," these products provide the circuitry of the radio that enables signals to be transmitted and received at microwave frequencies and that can be used as the front end of low power transceiver units. Active antenna and remote RF head products that allow IF, RF, microwave or fiber optic backhaul are currently being developed to provide levels of integration similar to that of the fixed wireless access and broadband satellite access products. To address the niche but high growth in-building coverage market, we have also developed in-building coverage products, including repeaters, bi-directional amplifiers, multicarrier combiners/amplifiers and fiber optic distribution modules. Our selling prices for mobile wireless subsystems and components range from approximately $20 to $3,500.

     POINT-TO-POINT BROADBAND WIRELESS PRODUCTS. We develop and supply high (OC-3) and medium (T1 to 8T1) capacity point-to-point wireless transport equipment deployed by network operators for backhaul of a variety of communications traffic. Our products are utilized in systems that provide a cost effective approach to data transport where land line access to T1 lines or fiber optic cable is not deployed or is otherwise unavailable. For this market, we manufacture microwave transport subsystems, including radios, outdoor units, or ODUs, as well as individual microwave modules, including antennas, diplexers, transceivers, synthesizers and power supplies, that provide microwave transport functionality. As the market has become more horizontally segmented, there has been a significant trend towards outsourcing the entire ODU, which allows our OEM customers to focus on system engineering and network software. Using our broad microwave engineering capabilities, we have been able to supply complete microwave transport subsystems, which aids our customers in achieving their cost reduction and time to market objectives. Our selling prices for point-to-point broadband wireless subsystems and components range from approximately $80 to $10,000.

     POINT-TO-MULTIPOINT BROADBAND WIRELESS PRODUCTS. For this market, we manufacture microwave transport subsystems, such as radios, customer premise equipment and coverage enhancement products, as well as the individual microwave modules that provide the microwave transport functionality. These modules include antennas, diplexers, transceivers, synthesizers and power supplies. Network systems integrators in this market typically outsource the entire radio and, in many cases, the entire customer premises equipment. This outsourcing allows these integrators to focus on their core competencies of system engineering and network architecture. Our network service provider customers in this market typically require specialized solutions to network-wide functional needs. An example is our coverage enhancement product used in LMDS to solve line-of-sight obstructions between base stations and potential customer sites, which frequently impair transmission performance of our customers' LMDS networks. Our selling prices for point-to-point multipoint subsystems and components range from approximately $300 to $5,000.

     SATELLITE-TO-MULTIPOINT BROADBAND PRODUCTS. Like the point-to-point and point-to-multipoint markets, we have focused our VSAT and broadband satellite business on ODU and customer premises equipment. We also provide microwave modules such as power amplifiers to ODU integrators. Our satellite-to-multipoint subsystems and components sell for less than $1,000.

     DEFENSE PRODUCTS. We focus our efforts in the defense electronics industry on providing communication systems, subsystems and integrated components to defense programs which we believe have the highest probability of follow-on production. Our products are integrated into various defense tactical aircraft, satellites, missile systems and smart weapons. The systems, subsystems and integrated components are comprised of specialized combinations of components that perform a variety of microwave functions, including filters, couplers, power dividers, switches, amplifiers, VCOs,

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

mixers and multipliers, among others. Defense industry programs for which we provide communication systems, subsystems and integrated components include the following:

     - the F-22 Stealth Tactical Fighter Aircraft program for the U.S. Air
       Force;

     - the Integrated Defensive Electronic Countermeasure System (IDECM) for the U.S. Navy;

     - the Advanced Medium Range Air to Air Missile (AMRAAM) program for the U.S. Air Force;

     - the Longbow Missile and Radar programs for the U.S. Army; and

     - the Standard Missile for the U.S. Navy.

Our selling prices for defense subsystems and components range from approximately $100 to $200,000.

CUSTOMERS

     We sell our commercial wireless communications products primarily to OEMs, that in turn integrate our products into wireless infrastructure equipment solutions sold to network service providers. In addition, we also sell certain niche products directly to network service providers. Our customers for commercial wireless subsystems include the following:

       - Motorola
       - General Instrument
       - Alcatel
       - P-COM
       - SpectraPoint
- Digital Microwave
- Nokia
- Lucent Technologies
- STM Wireless
- Nortel Networks

     We also sell our wireless communications equipment to the major U.S. defense prime contractors for integration into larger systems. Our customers for defense communications equipment include the following:

       - Raytheon
       - ITT Industries
       - TRW
- Northrop Grumman
- Lockheed Martin
- Boeing

SALES AND MARKETING

     We use a team-based sales approach to facilitate close management of relationships at multiple levels of a customer's organization, including management, engineering and purchasing personnel. Our integrated sales approach involves a team consisting of a senior executive, a business development specialist, members of our engineering department and, occasionally, a local technical sales representative. In particular, the use of experienced engineering personnel as part of the sales effort enables close technical collaboration with the customer during the design and qualification phase of new communications equipment which, we believe, is critical to the integration of our products into our customers' equipment. Our executive officers are also involved in all aspects of our relationships with our major customers and work closely with their senior management. To identify sales opportunities, we primarily utilize a direct sales force that is supplemented by a group of manufacturer sales representatives.

     We are rapidly expanding our international sales presence with direct sales offices in Europe and Asia. Sales to customers residing outside of the U.S. represented 15%, 13% and 18% of net sales in fiscal years ended January 31, 1998, 1999 and 2000, respectively. Our international sales do not include products sold to foreign end users by our domestic customers.

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PRODUCT AND MANUFACTURING GROUPS

     Our business is divided among three major product-based groups, the Broadband Wireless Group, the Integrated RF Solutions Group and the Defense Products Group, as well as a fourth group named the Manufacturing Group. The Broadband Wireless Group develops and manufactures fixed access wireless communications infrastructure equipment integrated into wireless networks for high speed voice, video, data and internet services. These services may be offered by communications services providers to business and residential customers through various distribution systems, including local multipoint distribution systems, or LMDS, multichannel multipoint distribution systems, or MMDS, and satellite systems. Subsidiaries within this group include REMEC Magnum, REMEC Wireless, REMEC Nanowave and REMEC CSH. The products produced by members of this group include high capacity point-to-point and point-to-multipoint radios, system enhancing microwave repeaters and low cost satellite ground systems.

     The Integrated RF Solutions Group develops and manufactures highly integrated RF products that improve the performance and cost effectiveness of mobile wireless communications infrastructure equipment. The subsidiaries within this group include REMEC Airtech, REMEC Wacom and REMEC Q-bit. The products produced by this group are provided to worldwide OEMs and service providers and include masthead amplifiers, boosters, high power and low noise amplifiers, as well as integrated filtering and combining systems.

     The Defense Products Group provides a broad spectrum of RF, microwave and guidance products for systems integrated by prime contractors in military and space applications. This group currently consists of REMEC Microwave and Humphrey, with defense products also being produced by REMEC Magnum, REMEC Nanowave and REMEC Q-bit. The Defense Group products range from critical components and integrated modules to advanced integrated microwave assemblies for radar, missiles, electronic warfare and communication/navigation systems.

     The Manufacturing Group provides high volume production of microwave products, including test and critical hybrid circuits, to the other product groups. Subsidiaries or divisions within this group include REMEC Veritek, a microwave adept automated surface mount assembly facility, REMEC Metal Fabrication Center, a sophisticated metal fabrication design and volume production facility, and REMEC Costa Rica and an affiliated maquiladora operation in Mexico, both of which have high volume manufacturing facilities. Members of the product groups also have manufacturing facilities.

MANUFACTURING

     With the precise specifications required by our customers, we believe that process expertise and discipline are key elements of successful high volume production of wireless subsystems. We assemble, test, package and ship products at our manufacturing facilities located in the following cities:

     - San Diego, Poway, Escondido, San Jose, Santa Clara and Milpitas, California;

     - West Palm Bay, Florida;

     - Waco, Texas;

     - Toronto, Canada;

     - San Jose, Costa Rica;

     - Tijuana, Mexico; and

     - Aylesbury, United Kingdom.

     Since inception, we have been manufacturing products for defense programs in compliance with the stringent MIL-Q-9858 specifications. We received ISO-9001 certification from the Defense Electronics Supply Center for our facilities at Microwave. Other REMEC facilities that are ISO-9001 qualified include Wireless, Humphrey, Q-bit, and Airtech. In addition, facilities at Veritek and REMEC Costa Rica facilities are ISO-9002 qualified. ISO-9001 and ISO-9002 are standards established by the International Organization for Standardization that provide a methodology by which manufacturers can obtain quality certification. To assure the highest product quality and reliability and to maximize control over the complete manufacturing cycle and costs, we seek to achieve vertical integration in the manufacturing process wherever appropriate.

     Historically, the volume of our production requirements in the defense markets was not sufficient to justify the widespread implementation of automated manufacturing processes. As a result of expected growth in our commercial wireless business, we are significantly increasing our manufacturing capacity. Accordingly, we have introduced automated manufacturing techniques for product assembly and testing and anticipate significant capital expenditures for this purpose in the future.

     We attempt to utilize standard parts and components that are available from multiple vendors. However, certain components used in our products are currently available only from single sources, and other components are available from only a limited number of sources. Despite the risks associated with purchasing components from single sources or from a limited number of sources, we have made the strategic decision to select single source or limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. In 1997, we acquired Veritek which provides surface mount capabilities and expertise. We also rely on contract manufacturers for circuit board assembly. We generally order components and circuit boards from our suppliers and contract manufacturers by purchase order on an as needed basis.

COMPETITION

     The markets for our products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense, and the market prices and margins of our products may decline if competitors begin making similar products. We face some competition from component manufacturers who have integration capabilities, but we believe that our primary competition is from the captive manufacturing operations of large wireless communications OEMs, including all of the major telecommunications equipment providers, and defense prime contractors. We believe that our future success depends largely upon the extent to which these OEMs and defense prime contractors elect to purchase subsystems and integrated components from outside sources such as us. OEMs and defense prime contractors could develop greater internal capabilities and manufacture these products exclusively in-house, rather than outsourcing them, which would have a negative impact on our sales.

RESEARCH AND DEVELOPMENT

     Our core competencies, including our emphasis on concurrent engineering, rely heavily on our research and development capabilities. These capabilities, including our breadth of engineering skills, have allowed us to develop products that operate at the full range of existing frequencies used in commercial wireless communications. Research and development expenses for the fiscal years ended January 31, 1998, 1999 and 2000 were approximately $7.9 million, $10.9 million and $14.0 million, respectively. We expect that as our commercial business expands, research and development expenses will increase in amount and as a percentage of sales. Our research and development efforts in the defense industry are conducted in direct response to the unique requirements of a customer's order and, accordingly, are included in cost of sales and the related funding in net sales. We believe that to remain competitive in the future we will need to invest significant financial resources in research and development.

GOVERNMENT REGULATIONS

     Our products are incorporated into commercial wireless communications systems that are subject to regulation domestically by the FCC and internationally by other government agencies. Although typically the equipment operators and not us are responsible for compliance with these regulations, regulatory changes, including changes in the allocation of available frequency spectrum, could negatively affect our business by restricting development efforts by our customers, making current products obsolete or increasing the opportunity for additional competition. In addition, the increasing demand for wireless telecommunications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers.

     We are also subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. The failure to comply with current or future regulations could result in the imposition of substantial fines on us, suspension of production, alteration of our manufacturing processes or cessation of operations.

     Because of our participation in the defense industry, we are subject to audit from time to time for our compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Security Service, the Office of Federal Control Compliance Programs and the Defense Supply Center, Columbus. These and other governmental agencies may also, from time to time, conduct inquiries or investigations that may cover a broad range of our business activity. Responding to any governmental audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve penalties.

     We believe that we operate our business in material compliance with applicable government regulations.

INTELLECTUAL PROPERTY

     We do not presently hold any patents on our significant products. In order to protect our intellectual property rights, we rely on a combination of trade secrets, copyrights and trademarks and employee and third party nondisclosure agreements. We also limit access to and distribution of proprietary information. The steps that we have taken to protect our intellectual property rights may not be adequate to prevent misappropriation of our technology or to preclude competitors from independently developing similar technology. Furthermore, in the future, third parties may assert infringement claims against us or with respect to our products. As to some of our products, we have agreed to indemnify our customers against possible claims by third parties that the products infringe their intellectual property rights. Asserting our rights or defending against third party claims could involve substantial costs and diversion of resources. If a third party was successful in a claim that one of our products infringed the third party's proprietary rights, we may have to pay substantial royalties or damages or remove that product from the marketplace. We might also have to expend substantial financial and engineering resources in order to modify the product so that it would no longer infringe on those proprietary rights.

LITIGATION

     On April 19, 1999, a class action lawsuit was filed against us, some of our officers and directors and the investment banking firms who served as the representatives of the underwriters of our public offering completed in February 1998. The three investment banking firms named in that lawsuit are representatives of the underwriters of this offering. The lawsuit was filed by the law firm Milberg Weiss Bershad Hynes and Lerach and its colleagues in the United States District Court for the Southern District of California as counsel for Charles Vezzetti and all others similarly situated. The lawsuit alleges violations of the Securities Exchange Act of 1934 by us and the other defendants between December 1, 1997 and June 12, 1998. Specifically, the complaint alleges that we made falsely positive statements which artificially inflated the price of our stock prior to a secondary offering completed in February 1998 in which REMEC and some of our officers and directors sold stock, and that our stock price fell on a series of adverse disclosures in late May and early June 1998. The complaint in the lawsuit does not specify an amount of claimed damages. Since the lawsuit was filed, the underwriters have been dismissed without prejudice.

     We believe that the lawsuit is without merit, and we have been defending against it vigorously through a motion to dismiss and otherwise. In addition, we believe the ultimate resolution will not have a material adverse impact on our business or financial condition. However, if the plaintiffs are successful in pursuing their claims against us and our officers and directors, such a result could have a significant negative impact on our business and financial condition.

EMPLOYEES

     As of January 31, 2000, we had a total of 2,388 employees, including 1,622 in manufacturing and operations, 305 in research, development and engineering, 140 in quality assurance, 59 in sales and marketing and 262 in administration and material procurement. We believe our future performance will depend in large part on our ability to attract and retain highly skilled employees. None of our employees is represented by a labor union, and we have not experienced any work stoppage. We consider our employee relations to be good.

FACILITIES

     Our principal administrative, engineering and manufacturing facilities are located in ten buildings aggregating approximately 262,000 square feet in the Southern California area. Our Southern California operations consist of five facilities owned by us and five leased facilities located in San Diego, Escondido and Poway, California. The leases of these facilities expire on various dates beginning in June 2000 through February 2010. Our Northern California operations are located in four leased buildings aggregating approximately 80,000 square feet in San Jose, Milpitas, Burlingame and Santa Clara, California. These leases expire on various dates between November 2000 and October 2004. Q-bit owns a 51,000 square foot building located in West Palm Bay, Florida. REMEC S.A. owns a 50,000 square foot building located in San Jose, Costa Rica. Nanowave leases approximately 25,000 square feet in three buildings located in Toronto, Canada, under leases that expire in September 2001. WACOM owns a 31,000 square foot building located in Waco, Texas. Airtech owns a 33,000 square foot building located in Aylesbury, England. We believe that our existing facilities are adequate to meet our current needs and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages as of January 31, 2000, are as follows:

NAME                      AGE                             POSITION
----                      ---                             --------
Ronald E. Ragland(1)....  58    Chairman of the Board and Chief Executive Officer
Errol Ekaireb...........  61    President, Chief Operating Officer and Director
Jack A. Giles...........  57    Executive Vice President, President Defense Group and
                                REMEC Microwave and Director
Joseph T. Lee...........  45    Executive Vice President, Chief Strategic Officer and
                                Director
James Mongillo..........  61    Executive Vice President and President Broadband Wireless
                                Group and REMEC Magnum
Nicholas J.S. Randall...  48    Executive Vice President, President Integrated RF Solutions
                                Group and Executive Chairman REMEC Europe plc and REMEC
                                Airtech Ltd.
Denny E. Morgan.........  46    Senior Vice President, Chief Engineer and Director
Tao Chow................  48    Senior Vice President and President REMEC CSH
Michael D. McDonald.....  46    Senior Vice President, Chief Financial Officer and Secretary
H. Clark Hickock........  44    Senior Vice President, Business Operations
Jon E. Opalski..........  37    Senior Vice President, General Manager Integrated RF
                                Solutions Group and Managing Director REMEC Airtech
Jerry B. Collum.........  62    Senior Vice President and President Metal Fab Center
Justin Miller...........  50    Vice President and President REMEC Canada and REMEC Nanowave
Thomas A.                 55    Director
  Corcoran(1)(2)........
Mark D. Dankberg(3).....  44    Director
William H.                56    Director
  Gibbs(1)(2)...........
Andre R. Horn(3)........  71    Director
Jeffrey M. Nash(2)(3)...  52    Director

-------------------------

(1) Member of the Nominating Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee

     RONALD E. RAGLAND was a founder of REMEC and has served as our Chairman of the Board and Chief Executive Officer since January 1983. Prior to founding REMEC, he was General Manager of KW Engineering and held program management positions with Ford Aerospace Communications Corp., E-Systems, Inc. and United Telecommunications, Inc. Mr. Ragland was a Captain in the United States Army and holds a B.S.E.E. degree from Missouri University at Rolla and an M.S.E.E. degree from St. Louis University.

     ERROL EKAIREB has served as President and Chief Operating Officer of REMEC since 1990 and as a director since 1985. Mr. Ekaireb served as Vice President of REMEC from 1984 to 1987 and as Executive Vice President and Chief Operating Officer from 1987 to 1990. Prior to joining us, he spent 23 years with Ford Aerospace Communications Corp. Mr. Ekaireb holds B.S.E.E. and B.S.M.E. degrees from West Coast University and has completed the University of California, Los Angeles Executive Program.

     JACK A. GILES joined REMEC in 1984. He was elected as a director in 1984, Vice President in 1985, Executive Vice President in 1987, President of REMEC Microwave in 1994 and President Defense Group in 1999. Prior to joining us, he spent approximately 19 years with Texas Instruments in program management and marketing. Mr. Giles holds a B.S.M.E. degree from the University of Arkansas and is a graduate of Defense Systems Management College.

     JOSEPH T. LEE has been a director and Executive Vice President of REMEC since the completion of our acquisition of Magnum in September 1996. He served as President of our Northern California Operations from December 1997 until he was elected Chief Strategic Officer in September, 1999. Prior to our acquisition of Magnum, he was Chairman of the Board, President and Chief Executive Officer of Magnum. Mr. Lee holds a B.S.E.E. degree from the University of Michigan and M.S.E.E. and ENGINEER degrees from Stanford University.

     JAMES MONGILLO joined REMEC as a Senior Vice President in February 1997, following the completion of our acquisition of Radian Technology. In June 1999, Mr. Mongillo was elected Executive Vice President and named President of the REMEC Wireless Broadband Group. Mr. Mongillo also serves as President of REMEC Magnum. Prior to the acquisition of Radian Technology, he was the Chairman of the Board, President and Chief Executive Officer of Radian. Mr. Mongillo holds a B.S.E.E. degree from Brown University.

     NICHOLAS J.S. RANDALL joined REMEC as Executive Vice President, President Integrated RF Solutions Group and Executive Chairman of REMEC Europe plc and REMEC Airtech Ltd. in April 1999, following the completion of our acquisition of Airtech. Prior to the acquisition, Mr. Randall served as Executive Chairman of Airtech from the time he purchased the original Airtech business in 1998. From 1980 to 1988, he served as Managing Director of Oxford Technology Ltd., a start up operation within Oxford Instruments Group. From 1977 to 1980, he was an Operations Director for EMI Medical, Inc., and prior to that he worked for Perkins Elmer, Inc. for ten years. Mr. Randall holds a Higher National Diploma in mechanical engineering from High Wycombe College in England and an M.B.A. from the University of Connecticut.

     DENNY E. MORGAN was a founder of REMEC and has served as Senior Vice President, Chief Engineer and a director of REMEC since January 1983. Prior to joining us, he worked with KW Engineering, Micromega, General Dynamics Corporation and Pacific Aerosystems, Inc. Mr. Morgan holds a B.S.E.E. degree from the Massachusetts Institute of Technology and was the Four Year Chancellor's Intern Fellowship Recipient at the University of California, Los Angeles.

     TAO CHOW has served as the President and a director of REMEC CSH and Senior Vice President of REMEC since the completion of our acquisition of C&S Hybrid in July 1997. Mr. Chow was a founder of C&S Hybrid and served as its President and as a director from September 1984 until its acquisition by us. Mr. Chow has also served as a director and the President and Chief Financial officer of Custom Micro Machining, Inc. since 1990, and as a director of Applied Thin-Film Products since April 1995. Mr. Chow holds a B.S.E.E. degree from National Chiao-Tung University in Taiwan and a M.S.E.E. degree from the University of California, Los Angeles.

     MICHAEL D. MCDONALD was appointed Senior Vice President, Chief Financial Officer and Secretary in December 1997. Prior to our acquisition of Magnum, he had been Vice President and Chief Financial Officer of Magnum. Prior to joining Magnum in 1984, he worked at Watkins-Johnson Company. Mr. McDonald holds a B.S. degree from the University of San Francisco and an M.B.A. degree from California Polytechnic State University at San Luis Obispo.

     H. CLARK HICKOCK has served as Senior Vice President, Business Operations since 1998 and Vice President, Business Operations since 1994. Mr. Hickock is also currently serving as Acting Vice President, Human Resources. Prior to joining REMEC, he was with E-Systems Garland Division for 16 years. Mr. Hickock holds a B.A. in Economics and Finance from the University of Texas.

     JON E. OPALSKI has served in a variety of positions with REMEC since 1984. He was elected Senior Vice President, General Manager Integrated RF Solutions Group and Managing Director, REMEC Airtech in August 1999, and prior to that Mr. Opalski served as Senior Vice President, Marketing and Strategic Planning and President, General Manager, REMEC Wireless. He holds a B.S.E.E. from Massachusetts Institute of Technology.

     JERRY B. COLLUM has served in a variety of positions with REMEC since July 1984. He was elected Senior Vice President and President, Metal Fab Center in December 1999, and prior to that he served as Vice President and General Manager Operations Support Division. From February 1968 to July 1984, Mr. Collum was employed by Texas Instruments. Mr. Collum holds a B.S. in mechanical engineering from Lamar University.

     JUSTIN MILLER has served as President and director of REMEC Nanowave and REMEC Canada and Vice President of REMEC since October 1997. Prior to our Nanowave acquisition, he was a founder of Nanowave and served as its President and a director since 1992. Prior to that, he served as Vice
President - Engineering of Microwave Technologies, a division of Lucas Industries plc. Dr. Miller holds a Ph.D. from the University of Warwick.

     THOMAS A. CORCORAN was elected a director of REMEC in May 1996. Mr. Corcoran has been the President and Chief Executive Officer of Allegheny Technologies Incorporated since October 1999. Prior to that, Mr. Corcoran was a Vice President and the President and Chief Operating Officer of the Space and Strategic Missiles sector of Lockheed Martin Corporation from October 1998 to September 1999. From March 1995 to September 1998, he was the President and Chief Operating Officer of the Electronics sector of Lockheed Martin. From 1993 to 1995 Mr. Corcoran was President of the Electronics Group of Martin Marietta Corporation, and from 1983 to 1993 he held various management positions with the Aerospace segment of General Electric Company. Mr. Corcoran is Chairman of the Board of Teledyne Technologies, Inc., and a director of Allegheny Technologies and L-3 Communications Holdings, Inc. Mr. Corcoran is a member of the Board of Trustees of Worcester Polytechnic Institute, the Board of Trustees of Stevens Institute of Technology and the Board of Governors of the Electronic Industries Association.

     MARK D. DANKBERG joined REMEC as a director in September, 1999. Mr. Dankberg was a founder of, and has served as Chairman of the Board, President and Chief Executive Officer of ViaSat, Inc. since its inception in May 1986. Mr. Dankberg also serves as a director of Connected Systems, a privately held company that develops and manufacturers digital voice messaging systems. Prior to founding ViaSat, he was Assistant Vice President of M/A-COM Linkabit, a manufacturer of satellite telecommunications equipment, from 1979 to 1986 and Communications Engineer for Rockwell International from 1977 to 1979. Mr. Dankberg holds B.S.E.E. and M.E.E. degrees from Rice University.

     WILLIAM H. GIBBS was elected a director of REMEC in May 1996. Mr. Gibbs was the President and Chief Executive Office of DH Technology, Inc. from November 1985 to January 1998 and was Chairman Board of Directors of DH Technology, Inc. from March 1987 through October 1997. From August 1983 to November 1985, he held various positions, including those of President and Chief Operating Officer, with Computer and Communications Technology, a supplier of rigid disc magnetic recording heads to the peripheral equipment segment of the computer industry. Mr. Gibbs is a director of Axihom Transaction Solutions, Inc. and Fargo Electronic, Inc.

     ANDRE R. HORN has been a director of REMEC since 1988. Mr. Horn is the retired Chairman of the Board of Joy Manufacturing Company. From 1985 to 1991, Mr. Horn served as the Chairman of the Board of Needham & Company, Inc., which is serving as one of the representatives of the underwriters in the offering made by this prospectus. He currently holds the honorary position of Chairman Emeritus of Needham & Company, Inc. Mr. Horn is a director of Western Digital Corporation, a computer equipment manufacturer, and Varco International, Inc., a manufacturer of petroleum industry equipment.

     JEFFREY M. NASH has been a director of REMEC since 1988. From 1995 to 1998, he was the President, Chief Executive Officer and a Director of TransTech Information Management Systems, Inc. Since 1994, Dr. Nash has been Chairman, Chief Executive Officer and President of Digital Perceptions, Inc., and, from 1989 to 1994, he was the Chief Executive Officer and President of Visqus as well as Conner Technology, Inc., both subsidiaries of Conner Peripherals, Inc. Dr. Nash is currently a director of ViaSat, Inc., a manufacturer of satellite communication equipment, and several private companies, including Prisa Networks, Orincon Corporation, StoragePont.Com and Tiernan Communications Inc.

BOARD ELECTION AND COMMITTEES

     Members of our Board of Directors are each elected for one year terms at the annual shareholders meeting. Officers are elected at the first Board of Directors meeting following the shareholders meeting at which directors are elected and serve at the discretion of the Board of Directors.

     The Board of Directors has a standing Compensation Committee, Audit Committee and Nominating Committee. The Compensation Committee provides recommendations to the Board concerning salaries and incentive compensation for our officers and approves equity grants to our officers. The Audit Committee recommends our independent auditors and reviews the results of and scope of audits and other accounting-related services provided by our auditors. The Nominating Committee reviews potential candidates for service on the Board.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 31, 2000 and as adjusted to reflect the sale of the shares offered by this prospectus, by: (i) each of our directors and each named executive officer listed in the compensation section of our proxy statement; (ii) all directors and executive officers as a group; (iii) each person who is known by us to own beneficially more than 5% of our common stock; and (iv) the selling shareholders.

     The percentage of ownership prior to offering for each shareholder is based on 25,430,458 shares of common stock outstanding as of January 31, 2000, together with applicable options for such shareholders. Applicable percentage of ownership after offering for each shareholder is based on 28,930,458 shares of common stock, including shares sold in this offering and assuming exercise of the underwriter's over-allotment option, together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares. Shares of common stock subject to outstanding options are deemed outstanding for computing the percentage of ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Except pursuant to applicable community property laws or as indicated in the footnotes to the table, to our knowledge, each shareholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the shareholder.

     The shares offered by each selling shareholder other than Mr. Lee will only be offered if the underwriters exercise the over-allotment option. The number of shares to be sold by each selling shareholder other than Mr. Lee assumes that the underwriters exercise the over-allotment in full. If the underwriters do not exercise the over-allotment option in full, the number of shares to be sold by each selling shareholder other than Mr. Lee will be cut back proportionately based on the aggregate number of shares proposed to be sold by the shareholder.

                                                                                           SHARES BENEFICIALLY
                                                                                               OWNED AFTER
                                                   SHARES BENEFICIALLY                      OFFERING ASSUMING
                                                     OWNED PRIOR TO                       EXERCISE OF THE OVER-
                                                        OFFERING                            ALLOTMENT OPTION
                                                   -------------------     NUMBER OF      ---------------------
                                                    NUMBER     PERCENT   SHARES OFFERED     NUMBER     PERCENT
                                                   ---------   -------   --------------   ----------   --------
State of Wisconsin Investment Board(1)...........  1,992,000     7.83%           --       1,992,000      6.76%
Ronald E. Ragland(2).............................  1,037,544     4.05       163,144         874,400      3.00
Tao Chow(3)......................................    649,410     2.55       102,113         547,297      1.89
Nicholas J.S. Randall............................    489,061     1.92        76,900         412,161      1.42
Joseph T. Lee(4).................................    404,547     1.59       250,000         154,547         *
Denny E. Morgan(5)...............................    351,968     1.38        35,000         316,968      1.09
Jack A. Giles(6).................................    252,121        *        39,644         212,477         *
Jerry B. Collum(7)...............................    210,132        *        33,041         177,091         *
James Mongillo(8)................................    202,031        *        31,767         170,264         *
Errol Ekaireb(9).................................    185,550        *        29,176         156,374         *
Justin Miller(10)................................    167,825        *            --         167,825         *
Jon E. Opalski(11)...............................    102,541        *        16,124          86,417         *
Michael D. McDonald(12)..........................     85,050        *            --          85,050         *
H. Clark Hickock(13).............................     47,402        *         7,454          39,948         *
Jeffrey M. Nash(14)..............................     46,536        *         7,317          39,948         *
Thomas A. Corcoran(15)...........................     32,580        *         5,123          27,457         *
William H. Gibbs(16).............................     29,330        *            --          29,330         *
Andre R. Horn(17)................................     24,586        *         3,866          20,720         *
Mark D. Dankberg(18).............................      2,589        *            --           2,589         *
All directors and executive officers as a group
  (18 persons)(19)...............................  4,320,964    16.57       800,669       3,520,295     11.90
Keith Butler(20).................................     36,149        *         5,684          30,465         *
Harold Kries(21).................................     29,611        *         2,200          27,411         *
David Schmitz(22)................................     25,103        *         3,947          21,156         *

-------------------------

  *  Less than one percent of the outstanding shares of common stock.

     Footnotes continue on following page.

 (1) Based on a Schedule 13G filed with the SEC on February 2, 2000. This shareholder's address is 121 East Wilson Street, Madison, Wisconsin 53707.

 (2) Includes 23,400 shares held by Mr. Ragland's minor children, 3,750 shares held by Mr. Ragland's spouse and 197,400 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

 (3) Includes 616,560 shares held in the Tao Chow & Ying Chow Trust and the Chow Charitable Trust and 32,850 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

 (4) Includes 69,250 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

 (5) Includes 42,000 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000. All other shares beneficially owned by Mr. Morgan are held in the Morgan Family Trust, of which Mr. Morgan and his spouse act as co-trustees.

 (6) Includes 11,625 shares held by Mr. Giles' spouse and 28,750 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

 (7) Includes 19,862 shares held by Mr. Collum's spouse and 18,120 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

 (8) Includes 11,850 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000. All other shares beneficially owned by Mr. Mongillo are held in the Mongillo Family Trust.

 (9) Includes 10,000 shares held by Mr. Ekaireb's spouse and 68,500 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(10) Includes 137,183 shares issuable upon conversion of dividend access shares of REMEC Canada, our subsidiary and 28,560 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(11) Includes 2,511 shares held by Mr. Opalski's spouse and 29,875 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(12) Includes 20,010 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(13) Includes 19,875 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(14) Includes 31,956 shares held in the Jeffrey A. Nash and Kathleen A. Nash Declaration of Trust and 14,580 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(15) Includes 24,330 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(16) Includes 24,330 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(17) Includes 14,580 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(18) Includes 2,589 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(19) Includes 647,449 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000.

(20) Includes 8,670 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000; Keith Butler is President of REMEC Veritek, Inc.

(21) Includes 11,650 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000; Harold Kries is President of Humphrey, Inc.

(22) Includes 12,250 shares issuable upon exercise of outstanding options that are exercisable on or before April 1, 2000; David Schmitz is President of REMEC Q-bit, Inc.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, for whom Needham & Company, Inc., CIBC World Markets Corp., Dain Rauscher Incorporated and A.G. Edwards & Sons, Inc. are acting as representatives, have severally agreed to purchase an aggregate of 3,750,000 shares of common stock from us and the selling shareholder at the public offering price less the underwriting discount set forth on the cover page of this prospectus, in the amounts set forth opposite their names below. We are selling 3,500,000 shares and the selling shareholder is selling 250,000 shares.

NAME                                                      NUMBER OF SHARES
----                                                      ----------------
Needham & Company, Inc................................       1,500,000
CIBC World Markets Corp...............................         750,000
Dain Rauscher Incorporated............................         750,000
A.G. Edwards & Sons, Inc. ............................         750,000
                                                             ---------
     Total............................................       3,750,000
                                                             =========

     The Underwriting Agreement provides that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will purchase all shares of common stock offered by this prospectus if any of those shares are purchased.

     The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to various securities dealers at a price less a concession of not more than $1.15 per share. The underwriters may allow, and those dealers may reallow, a concession of not more than $0.10 per share to various other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters. No change in those terms shall change the amount of the proceeds we will receive, as set forth on the cover page of this prospectus. The common stock is listed on the Nasdaq National Market.

     The selling shareholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 562,500 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with the sale of common stock offered by this prospectus. To the extent that the underwriters exercise the over-allotment option, each underwriter will be committed, subject to specified conditions, to purchase a number of additional shares of common stock which is proportionate to that underwriter's initial commitment as set forth in the table above.

     Our executive officers and directors have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, without the prior written consent of Needham & Company, Inc., they will not sell, contract to sell, or otherwise dispose of any shares of common stock, options to acquire common stock or securities exchangeable for or convertible into common stock, except for the shares of common stock offered in connection with this offering. We have agreed, with certain limited exceptions, not to offer, sell, contract to sell, grant any option to purchase, transfer or otherwise dispose of, any shares of common stock for a period of 90 days after the date of this prospectus.

     The representatives have informed us that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed 5% of the total number of shares of common stock offered by them.

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

     In connection with the offering, various underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Those transactions may include stabilization transactions effected in accordance with the Securities Exchange Act of 1934 pursuant to which such persons may bid for or purchase common stock for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more common stock in connection with the offering than they are committed to purchase from us, and in such case may purchase common stock in the open market following completion of the offering to cover all or a portion of those shares of common stock or may exercise the underwriters' over-allotment option referred to above. In addition, the representatives, on behalf of the underwriters, may impose "penalty bids" under the contractual arrangements with the underwriters whereby the representatives may reclaim from an underwriter (or dealer participating in the offering), for the account of other underwriters, the selling concession with respect to common stock that is distributed in the offering but subsequently purchased for the account of the underwriters in stabilization or syndicate covering transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if they are undertaken, they may be discontinued at any time.

     The following table summarizes the compensation we and the selling shareholders will pay to the underwriters:

                                                                TOTAL WITHOUT       TOTAL WITH
                                                   PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                   ---------    --------------    --------------
Underwriting discounts and commissions we will
  pay............................................    $1.95        $6,825,000        $6,825,000
Underwriting discounts and commissions the
  selling shareholders will pay..................     1.95           487,500         1,584,375

     Underwriting discounts and commissions are calculated on a percentage basis of the offering price equal to 4.875%. Expenses of the offering, exclusive of underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, the Nasdaq National Market application fee, printing expenses, legal fees and expenses, accounting fees and expenses, blue sky fees and expenses, transfer agent and register fees and other miscellaneous fees. We will pay all of the expenses of the offering, estimated to be $400,000, other than underwriting discounts and commissions to be paid by the selling shareholders with respect to the shares sold by them.

                                 LEGAL MATTERS

     The validity of our common stock offered by this prospectus will be passed upon for us by Heller Ehrman White & McAuliffe LLP, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, San Diego, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the years ended January 31, 2000, 1999 and 1998, included in our Annual Report on Form 10-K which is incorporated by reference in reliance on Ernst & Young LLP's report (which, as to the years ended January 31, 1999 and 1998, is based in part on the report of Arthur Andersen, independent auditors, given on their authority as experts in accounting and auditing).

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the SEC's web site at "http://www.sec.gov." You can read and copy any document that we file with the SEC at the following SEC public reference facilities:

    Public Reference Room         New York Regional Office       Chicago Regional Office
    450 Fifth Street, N.W.          7 World Trade Center             Citicorp Center
          Room 1024                      Suite 1300              500 West Madison Street
    Washington, D.C. 20549           New York, NY 10048                 Suite 1400
                                                                    Chicago, IL 60661

     You can also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC's public reference facilities. You also can inspect copies of our filings at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Information that we later file with the SEC will automatically update and supersede this information.

     We incorporate by reference our Annual Report on Form 10-K for the year ended January 31, 2000, the description of our common stock contained in our Registration Statement on Form 8-A, filed with the Commission on December 13, 1995 and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

     You may request a copy of these filings, at no cost, by contacting us in writing or by telephone or email at the following address:

                                  REMEC, Inc.
                             9404 Chesapeake Drive
                          San Diego, California 92123
                                 (858) 560-1301
                           email: marketing@remec.com

     This prospectus is part of a registration statement that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules.

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